UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File No. 001-32627

HORIZON LINES, INC.

(Exact name of registrant as specified in its charter)

Delaware	74-3123672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4064 Colony Road, Suite 200 Charlotte, North Carolina	28211 (Zip code)
(Address of principal executive offices)

Registrant’s telephone number, including area code: (704) 973-7000

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

November 14, 2011

This Information Statement is being transmitted on November 14, 2011 to the holders of shares of common stock of Horizon Lines, Inc, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. As used in this Information Statement, the terms “we,” “us,” “our,” the “Company” and “Horizon” mean Horizon Lines, Inc.

We are not asking you to take any action in this Information Statement. You are receiving this Information Statement in connection with the appointment of seven individuals to our Board of Directors (the “Board”), which represents a majority of our Board, pursuant to the terms of the exchange offers (the “Exchange Offers”) as described in the prospectus that is a part of our Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2011 (as amended, supplemented or otherwise modified, the “Prospectus”). Because the nominated directors will initially be elected by our Board, rather than at a meeting of our stockholders, we are required by the federal securities law to provide this Information Statement to our stockholders. Each of our directors is voted upon for election every three years, with one-third of the Board up for election at every annual meeting of stockholders.

As of November 7, 2011, there were 56,759,129 outstanding shares of the Company’s common stock. Each share of common stock is entitled to one vote on each matter on which common stock is entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND A PROXY TO THE COMPANY.

i

BACKGROUND

You are receiving this Information Statement in connection with the appointment of seven directors to our Board of Directors, as more fully described below.

As part of our comprehensive recapitalization plan to improve our financial condition, we undertook several actions, including commencement of an exchange offer and consent solicitation and the incurrence of new secured indebtedness.

On October 5, 2011, we completed our previously disclosed offer to exchange $327,766,000 in aggregate principal amount of our 4.25% Convertible Senior Notes due 2012 (the “Old Notes”), representing 99.3% of the aggregate principal amount of the Old Notes outstanding, for (i) 25,087,141 shares of our common stock (the “Common Stock”), (ii) 24,574,375 warrants to purchase shares of our common stock (the “Warrants”) and (iii) $178,781,456 in aggregate principal amount of new 6.00% Series A Convertible Senior Secured Notes due 2017 (the “Series A Notes”) and $99,323,032 in aggregate principal amount of new 6.00% Series B Mandatorily Convertible Senior Secured Notes (the “Series B Notes” and, together with the Series A Notes, the “New Notes”). Following the exchange offer, holders of the Old Notes owned approximately 43% of our common stock (and voting power) prior to conversion of the New Notes and Warrants and approximately 95% on an as–converted basis. In addition, as part of the exchange offer, we obtained consents from the participating holders of the Old Notes to enter into a supplemental indenture to the indenture governing the Old Notes to eliminate or amend substantially all of the restrictive covenants, and modify certain of the events of default and various other provisions. The exchange offer and consent solicitation are described in the Prospectus.

Concurrently with the consummation of the exchange offer, Horizon Lines, LLC, a wholly-owned subsidiary of the Company, issued (i) $225.0 million aggregate principal amount of new 11.00% First-Lien Senior Secured Notes due 2016 and (ii) $100.0 million of new 13.00%-15.00% Second-Lien Senior Secured Notes due 2016. Horizon Lines, LLC also entered into a new $100.0 million asset-based revolving credit facility.

In connection with the Company’s comprehensive recapitalization plan, the Company and certain holders of the Old Notes (the “Exchanging Holders”) entered into a restructuring support agreement dated August 26, 2011, as amended on September 29, 2011 and October 3, 2011 (collectively, the “Restructuring Support Agreement”). The Restructuring Support Agreement clarified certain understandings regarding post-closing corporate governance-related items. In particular, the Restructuring Support Agreement provided that the Exchanging Holders will designate seven director nominees to our Board of Directors, and we will use reasonable best efforts to cause our Board of Directors to increase the size of our Board of Directors to eleven directors.

On November 11, 2011, our Board of Directors adopted a resolution that increased the size of our Board of Directors to eleven members to be comprised of four Class I Directors, four Class II Directors and three Class III Directors. Effective November 25, 2011, four of our eight current directors, James G. Cameron, Vernon E. Clark U.S.N. (Ret.), Norman Y. Mineta, and Thomas Storrs will retire. Our Board of Directors will appoint four of the new directors listed in this Information Statement to fill the terms of these four retiring directors. Our Board of Directors will appoint three of the new directors listed in this Information Statement to fill the new positions created by the recent increase in the size of our Board of Directors. The seven new directors have been nominated by our Board of Directors. Prior to the closing of the exchange offer, each of these new directors was designated by an ad-hoc committee comprised of some of the largest holders of Old Notes. Accordingly, our Board of Directors has appointed Jeffrey A. Brodsky, Kurt M. Cellar and David N. Weinstein as Class I Directors whose term expires at the annual meeting of our stockholders in 2012, Carol B. Hallett and Martin Tuchman as Class II Directors whose term expires at the annual meeting of our stockholders in 2013 and James LaChance and Steven L. Rubin as Class III Directors whose term expires at the annual meeting of our stockholders in 2014.

Four persons currently serving as members of our Board of Directors, William J. Flynn, Stephen H. Fraser, Bobby J. Griffin and Alex J. Mandl, did not resign. However, with the appointment of the seven new directors designated by the ad-hoc committee comprised of some of the largest holders of the Old Notes, directors designated by the ad-hoc committee will become a majority of our Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on filings with the SEC and other information, we believe that, as of the dates set forth below, the following stockholders beneficially owned more than 5% of our Common Stock:

Name and Address of Beneficial Owner	Shares of Common Stock	Percentage of Total Common Stock(1)
Janus Capital Management(2)	2,987,160	5.3%
151 Detroit Street Denver, CO 80206
Western Asset Management Company(3)	7,455,609	13.1%
385 East Colorado Boulevard Pasadena, CA 91101

(1)	Based on the number of shares of our Common Stock owned by such stockholder as set forth above and 56,759,129 shares of our Common Stock outstanding as of November 7, 2011.
(2)	Based solely on the accumulated shares shown on the Form 13F filed by Janus Capital Management LLC and Janus Venture Fund on August 15, 2011. As a result of its role as an investment advisor or sub-advisor to certain managed portfolios, Janus Capital Management LLC may be deemed to be the beneficial owner of 2,987,160 shares.
(3)	Based solely on the accumulated shares shown on the Schedule 13G filed by Western Asset Management Company on November 10, 2011. As a result of its role as an investment advisor or sub-advisor to certain managed portfolios, Western Management Company may be deemed to be the beneficial owner of 7,455,609 shares.

The following table sets forth, as of November 7, 2011, certain information with respect to our Common Stock owned beneficially by (1) each director, (2) each of our named executive officers, (3) each director designee, and (4) all executive officers, directors and director designees as a group. To our knowledge, each of the beneficial holders listed below has sole voting and investment power as to the shares owned by such holder, unless otherwise noted.

Name of Beneficial Owner	Shares of Common Stock(1)	Percentage of Total Common Stock(2)
Stephen H. Fraser	42,091	*
Charles G. Raymond(3)	903,296	1.6%
Michael T. Avara	119,801	*
John V. Keenan(4)	516,119	*
Brian W. Taylor	411,345	*
Robert S. Zuckerman	78,337	*
James G. Cameron	42,070	*
Alex J. Mandl	37,359	*
Norman Y. Mineta	34,109	*
Admiral Vern Clark U.S.N. (ret.)	32,806	*
William J. Flynn	61,976	*
Thomas P. Storrs	37,359	*
Bobby J. Griffin	41,210	*
Jeffrey A. Brodsky	–	*
Kurt M. Cellar	–	*
Carol B. Hallett	–	*
James LaChance	–	*
Steven L. Rubin	–	*
Martin Tuchman	–	*
David N. Weinstein	–	*
All directors, director designees and executive officers (as a group twenty-one people)	2,383,570	4.1%

*	Denotes beneficial ownership of less than 1 % of our Common Stock.

(1)	Includes shares for which the following persons have the right to acquire beneficial ownership, as of November 7, 2011, or within 60 days thereafter, pursuant to the exercise of stock options: (i) Mr. Raymond — 284,425 shares; (ii) Mr. Avara — 45,525 shares; (iii) Mr. Keenan — 144,675 shares; (iv) Mr. Taylor — 118,925 shares; (v) Mr. Zuckerman — 37,525 shares; and (vi) and all executive officers and directors as a group — 631,075 shares.
(2)	Based on the number of shares of our Common Stock owned by each stockholder as set forth above and 56,759,129 shares of our Common Stock outstanding as of November 7, 2011.
(3)	Mr. Raymond retired from the Company on March 11, 2011.
(4)	Mr. Keenan was granted a leave of absence in March 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on our review of copies of reports that persons required to file reports under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), furnished to us, we believe that, for the year ended December 26, 2010, all filings required to be made by reporting persons with respect to the Company were timely made in accordance with the requirements of the Exchange Act.

LEGAL PROCEEDINGS

On December 31, 2008, a securities class action lawsuit was filed naming the Company and eight current and former employees as defendants by the City of Roseville Employees’ Retirement System in the United States District Court for the District of Delaware. The complaint purported to be on behalf of purchasers of the Company’s common stock. The complaint alleged, among other things, that the Company made material misstatements and omissions in connection with alleged price-fixing in the Company’s shipping business in Puerto Rico in violation of antitrust laws. The plaintiff filed an amended complaint on December 23, 2009, and the Company filed a motion to dismiss the amended complaint on February 12, 2010. The Company’s motion to dismiss the amended complaint was granted with prejudice on May 18, 2010. On June 15, 2010, the plaintiff appealed the Court’s decision to dismiss the amended complaint, and on August 24, 2011 the Court of Appeals affirmed the Court’s decision to dismiss the amended complaint. On September 20, 2011, the Court of Appeals denied the plaintiff’s petition for rehearing en banc.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Information about Directors

Our directors as of November 7, 2011 are as follows:

Name	Age	Principal Occupation and Past Service; Directorships

Alex J. Mandl Chairman of the Board of Directors since 2011 and director since 2007	67

Mr. Mandl has been the Chairman of the Board of Gemalto, a global leader in digital security, since December 2007. From June 2006 to November 2007, he was the Executive Chairman of Gemalto. Mr. Mandl has also served as the President and Chief Executive Officer and a member of the Board of Gemplus, positions he held since August 2002. He has served as a principal in ASM Investments, a company focusing on technology investments, since April 2001. Previously, Mr. Mandl served as Chairman and CEO of Teligent, President and Chief Operating Officer of AT&T and Chairman and CEO of Sea-Land Service, Inc, the domestic and international predecessor of Horizon Lines. Mr. Mandl currently serves on the boards of Gemalto and Dell Inc. Mr. Mandl holds an M.B.A. from the University of California at Berkeley and a B.A. in economics from Willamette University.

Mr. Mandl’s Experience, Qualifications, and/or Skills: current or recent public company CEO, designated financial expert, experience in supply chain/logistics, transportation, consumer, and international markets, familiarity with enterprise risk management, service on the boards of other public companies, citizen of the United States, and “independent” in accordance with the requirements of The New York Stock Exchange.

James G. Cameron Director since 2004	65

From August 2008 to May 2009, Mr. Cameron served on the board of Production Enhancement Group, Inc., an oil field services company. Mr. Cameron was the President of Omega Management, LLC, a management consulting company specializing in the petrochemical services industry from July 2003 to December 2006. He also served as a director of Statia Terminals Group N.V., from February 1997, until the liquidation of such corporation in February 2002. Mr. Cameron joined a predecessor of Statia Terminals Group in 1981, and held various positions with predecessors and subsidiaries of Statia Terminals Group, including President and Chairman of the Board of Statia Terminals, Inc., the principal management and administrative subsidiary of Statia Terminals Group, from 1993 until June 2002. Mr. Cameron is a 1969 graduate of the United States Merchant Marine Academy.

Mr. Cameron’s Experience, Qualifications, and/or Skills: accounting and/or finance expertise, experience in supply chain/logistics, transportation, and international markets, familiarity with enterprise risk management, service on the boards of other public companies, citizen of the United States, and “independent” in accordance with the requirements of The New York Stock Exchange.

Norman Y. Mineta Director since 2006	79

Mr. Mineta is currently Vice Chairman of Hill & Knowlton, one of the world’s premier communications consultancies. His distinguished career includes 20 years in the U.S. House of Representatives representing the heart of California’s Silicon Valley, the chair of the National Civil Aviation Review Commission and cabinet service under two United States presidents. In December 2006, Mr. Mineta was awarded the Presidential Medal of Freedom. Mr. Mineta joined the administration of President George W. Bush in January 2001 and was the longest serving Secretary of Transportation in the history of that cabinet post. He also served as U.S. Secretary of Commerce under President Bill Clinton. Prior to joining the Clinton Administration, he was vice president of Lockheed Martin. Mr. Mineta currently serves on the boards of AECOM Technology Corporation and SJW Corp.

Mr. Mineta’s Experience, Qualifications, and/or Skills: extensive and distinguished experience in public and government service, experience in transportation and international markets, familiarity with enterprise risk management, service on the boards of other public companies, citizen of the United States, and “independent” in accordance with the requirements of The New York Stock Exchange.

Vern Clark U.S.N. (Ret.) Director since 2007	66

Admiral Clark retired from the Navy in September 2005 following 37 years of distinguished military service. Admiral Clark’s Navy experience includes having served over half his career in command starting with a Patrol Gunboat as Lieutenant and concluding in the halls of the Pentagon as the Chief of Naval Operations (CNO) and a member of the Joint Chiefs of Staff. In between he commanded ships, two destroyer squadrons, the Atlantic Fleet’s Anti-Submarine Warfare Training Center, a carrier battle group, the Second Fleet, NATO’s Striking Fleet, and the Atlantic Fleet. Admiral Clark now serves on the board of directors of Raytheon Company, Rolls Royce North America, and is on the World Board of Governors of the USO. Admiral Clark also serves on the Board and as Chairman of SRI International. In the world of education he was named a Distinguished Professor at Regent University and he is a Trustee at Regent University, Vanguard University and a member of the Board of Visitors at Air University. He serves as a senior advisor with Booz Allen Hamilton, the Defense Policy Board, the advisory boards of Fleishman-Hillard, Computer Science Corporation, Cubic Defense Applications, Robertson Fuel Systems, Northrop Grumman Corporation, and the Executive Committee of Military Ministry. Admiral Clark earned his undergraduate degree from Evangel College in Springfield, Missouri, and an MBA from the University of Arkansas. He has since received Honorary Doctorate Degrees from the University of Toledo, Old Dominion University, Northwest University and Palm Beach Atlantic University.

Mr. Clark’s Experience, Qualifications, and/or Skills: extensive and distinguished military service, experience in supply chain/logistics and international markets, familiarity with enterprise risk management, service on the boards of other public companies, citizen of the United States, and “independent” in accordance with the requirements of The New York Stock Exchange.

William J. Flynn Director since 2006	57

Mr. Flynn has served as President and CEO and as a director of Atlas Air Worldwide Holdings, a publicly traded provider of air industry operations serving global freight transportation needs through its two subsidiary certificated airlines, Atlas Air, Inc. and Polar Air Cargo, since June 2006. Mr. Flynn served as President and CEO of GeoLogistics Corp. from August 2002 to June 2006 and as Senior Vice President of CSX Corporation from April 2000 to July 2002. He currently serves as a director of Republic Services, Inc. Mr. Flynn has spent nearly 30 years in the transportation industry and has also held senior executive positions with PWC Logistics and Sea-Land Service, Inc. He holds a B.A. degree in Latin American Studies from the University of Rhode Island and a Master’s degree from the University of Arizona.

Mr. Flynn’s Experience, Qualifications, and/or Skills: current or recent public company CEO, accounting and/or finance expertise, experience in supply chain/logistics, transportation, and international markets, familiarity with enterprise risk management, service on the boards of other public companies, commitment to serve as Lead Independent Director, citizen of the United States, and “independent” in accordance with the requirements of The New York Stock Exchange.

Stephen H. Fraser Director since 2010	53

From September 2008 to December 2009, Mr. Fraser served as Executive Vice President, Corporate Strategy of GENCO Supply Chain Solutions where he also served as Chief Executive Officer of GENCO’s three reverse logistics business units. From May 2000 to January 2008 Mr. Fraser was President and Chief Executive Officer of May Logistics Services and ADS Logistics, two logistics companies with common ownership. From 1996 to 2000 Mr. Fraser served in a variety of leadership positions at divisions of GATX Corporation. Mr. Fraser began his career by working for 10 years at GE Sea Containers, which was principally involved in the financing and leasing of shipping containers, chassis, ships and rolling stock. Mr. Fraser serves on the boards of Nautilus International Holding Corporation and Focus Products Group and is former Chairman of International Teams. Mr. Fraser holds a Bachelor of Science degree in Economics and Political Science from Columbia University.

Mr. Fraser’s Experience, Qualifications, and/or Skills: experience in supply chain/logistics, transportation, and international markets and citizen of the United States

Thomas P. Storrs Director since 2007	58

Mr. Storrs is currently an Executive Officer of Takata Corporation, Tokyo, Japan. Mr. Storrs served on the Board of Directors of Takata Corporation from 2005 until 2008 and has held numerous senior management positions with Takata and affiliated companies since Takata acquired Burlington Industrial Fabrics in 1988. Takata Corporation, a public company, is a global supplier to the automotive industry. From 1998 to 2005, he served as President and Chief Operating Officer, and from 1995 to 1998, he was Treasurer and Chief Financial Officer of TK Holdings Inc. From 1993 to 1995, Mr. Storrs was President and Chief Operating Officer of Inflation Systems Inc., and from 1988 to 1993, he was Executive Vice President and Chief Financial Officer of Highland Industries. Prior to these positions, he was Vice President of Operations and Controller of Burlington Industrial Fabrics. Mr. Storrs earned his BA in economics and mathematics at Yale College and an MBA from the Darden School of the University of Virginia.

Mr. Storrs’ Experience, Qualifications, and/or Skills: designated financial expert, experience in supply chain/logistics, consumer, and international markets, familiarity with enterprise risk management, service on the boards of other public companies, citizen of the United States, and “independent” in accordance with the requirements of The New York Stock Exchange.

Bobby J. Griffin Director since 2010	62

Bobby J. Griffin has served as a director of the Company since June 2010. From March 2005 to March 2007, he served as President, International Operations of Ryder System, Inc., a global provider of transportation, logistics and supply chain management solutions. Between 1986 and 2005, Mr. Griffin served in various other management positions with Ryder System, including Executive Vice President, Global Supply Chain Operations and President of ATE Management and Services Company, acquired by Ryder in 1986. Mr. Griffin serves on the boards of Hanesbrands, Inc. and United Rentals, Inc. He holds a B.A. degree in Geography, with a concentration in Transportation and Urban Development, from Morgan State University, and a Master’s degree in Urban Economics and Geography from the University of Cincinnati.

Mr. Griffin’s Experience, Qualifications and/or Skills: experience in supply chain/logistics, transportation, and international markets, familiarity with enterprise risk management, service on the boards of other public companies, citizen of the United States, and “independent” in accordance with the requirements of The New York Stock Exchange

Information about Executive Officers

Our executive officers as of November 7, 2011 are as follows:

Name	Age	Principal Occupation and Past Service

Stephen H. Fraser	53	Interim President and Chief Executive Officer of the Company since March 11, 2011. See “— Information about Directors” for the biography of Mr. Fraser.

Michael T. Avara	53	Executive Vice President and Chief Financial Officer of the Company effective March 11, 2011 and served as Senior Vice President and Chief Financial Officer since April 4, 2008. Previously, he served as Vice President, Investor Relations and Treasurer of the Company from September 2007. Mr. Avara served as Treasurer of the Company, Horizon Lines Holding and H-Lines Finance from August 2005 through September 2007, as Vice President, Investor Relations, of Horizon Lines from March 2005 through August 2007 and as Treasurer of Horizon Lines from March 2004 through August 2007. He is responsible for the accounting, finance, audit, treasury, risk management, strategic planning and investor relations functions for Horizon Lines and its business units. Prior to joining Horizon Lines in March 2004, Mr. Avara spent 21 years in various accounting and finance functions at CSX Corporation and its subsidiaries, where he most recently served for two years as Assistant Vice President, Corporate Finance, including seven years with CSX Lines, LLC and Sea-Land Service, Inc., where he held the position of Controller. Mr. Avara began his career in public accounting with Coopers & Lybrand. Mr. Avara received both an M.B.A. in Finance and a B.A. in Accounting from Loyola College in Baltimore, Maryland.

Brian W. Taylor	52	Executive Vice President and Chief Operating Officer since March 11, 2011 and served as Senior Vice President and Chief Commercial Officer since December 2010. Prior to assuming his present position, he served as Senior Vice President International Services from January 2010, and as President of Horizon Logistics Holdings, LLC from August 2007, and Senior Vice President, Sales and Marketing, of Horizon Lines, from February 2006 through August 2007. He served as Vice President and General Manager, Hawaii and Guam, of Horizon Lines from June 2000 through January 2006. Mr. Taylor was Vice President and General Manager for the Puerto Rico market from July 1998 to June 2000. Previously, Mr. Taylor held various management positions in sales and marketing both in North America and Asia, including General Manager, of Buyers Consolidators, Ltd., Hong Kong, an affiliate of Sea-Land. He joined Sea-Land in 1984 as a sales representative in Montreal, Canada. Mr. Taylor received his Bachelor of Commerce and M.B.A. in Business and Financial Management from Concordia University.

Michael F. Zendan II	48	Senior Vice President, General Counsel and Secretary of the Company since June 2011. Previously, he served as Vice President, Deputy General Counsel and Assistant Secretary since joining the Company in September 2009. Prior to joining the Company, Mr. Zendan served for 10 years as Vice President, General Counsel and Secretary at Muzak LLC. Previous to that, Mr. Zendan worked in various legal roles, including Assistant General Counsel, for

Coltec Industries Inc., in Charlotte, NC, and West Hartford, CT. Mr. Zendan received his undergraduate degree, With Distinction, from Cornell University and his law degree from the State University of New York at Buffalo, where he graduated Cum Laude. He is a member in good standing of the Connecticut Bar since December 1988, the District of Columbia Bar since November 1989, and the North Carolina Bar since March 1997.

Robert S. Zuckerman	67	Vice President, Law and Government Affairs of the Company since June 2011. Mr. Zuckerman served as Senior Vice President, General Counsel and Secretary of the Company from January 2010 through June 2011, Vice President, General Counsel and Secretary of Horizon Lines Holding since July 2004, Secretary of Horizon Lines since January 2000, and Vice President and General Counsel of Horizon Lines since August 2000. He also served as Vice President, General Counsel and Secretary H-Lines Finance from December 2004 through September 2007. Prior to serving in his current positions, Mr. Zuckerman was Vice President, General Counsel and Secretary of the Company from July 2004 and Deputy General Counsel and Secretary of Sea-Land Service from 1990 to 2000. He has been with Horizon Lines and Sea-Land Service for 34 years. Prior to his employment with Horizon Lines, Mr. Zuckerman served as an Assistant Field Office Chief with the U.S. Department of Justice, Antitrust Division, where he worked on the President’s Deregulation Task Force. Mr. Zuckerman is a former Chairman of the Transportation and Industry Regulation Committees of the Antitrust Section of the American Bar Association. Mr. Zuckerman is a graduate of Brandeis University and received his law degree from Brooklyn Law School.

INFORMATION CONCERNING NOMINEES

TO OUR BOARD

Our Board of Directors will appoint the following individuals as directors, effective November 25, 2011. Information about the nominees to our Board of Directors are as follows:

Name	Age	Principal Occupation and Past Service; Directorships

Jeffrey A. Brodsky	53

Mr. Brodsky is currently leading Quest Turnaround Advisors, L.L.C. (“Quest”) in its role as Plan Administrator of Adelphia Communications Corporation and is Trust Administrator of the Adelphia Recovery Trust. Mr. Brodsky co-founded Quest, a financial advisory and restructuring firm in Rye Brook, NY in 2000 and has been a Managing Director of Quest since that time. Mr. Brodsky holds a Bachelor’s degree from New York University College of Business and Public Administration, and a Master’s degree from its Graduate School of Business. He is a Certified Public Accountant. Mr. Brodsky is currently a director of Euramax International, Inc., inMotion, Inc. and Chairman of the Board of Directors of AboveNet, Inc.

Mr. Brodsky’s significant experience in the areas of accounting, finance and general business matters is important to the Board’s ability to review our financial statements, assess potential financings and strategies and otherwise supervise and evaluate our business decisions and Mr. Brodsky is “independent” in accordance with the requirements of The New York Stock Exchange.

Kurt M. Cellar	42

Mr. Cellar has been a self-employed consultant and board member since January 2008. From July 1999 through January 2008, Mr. Cellar was a partner and Portfolio Manager at Bay Harbour Management, L.C. (“Bay Harbour”). Prior to Bay Harbour, he was an associate at Remy Investors and Consultants, Inc. (“Remy”), where he sourced and analyzed public and private investment opportunities. Prior to Remy, Mr. Cellar was an associate at LEK/Alcar Consulting Group, Inc., a strategic management consulting firm. Mr. Cellar received a B.A. degree in Economics and Business from the University of California, Los Angeles and his M.B.A. in Finance and Entrepreneurial Management from the Wharton School at the University of Pennsylvania. Mr. Cellar currently serves on the boards of Angiotech Pharmaceuticals, Aventine Renewable Energy Holdings, Inc., Hawaiian Telcom, Six Flags, U.S. Concrete and Vertis Communications.

Mr. Cellar’s experience as a consultant to companies in a variety of industries and as a private investor will provide the Board with important insights into our financial challenges and Mr. Cellar is “independent” in accordance with the requirements of The New York Stock Exchange.

David N. Weinstein	52

Mr. Weinstein has been a business consultant specializing in reorganization activities since September 2008. Prior thereto, Mr. Weinstein served as Managing Director and Group Head, Debt Capital Markets-High Yield and Leverage Finance at Calyon Securities, a global provider of commercial and investment banking products and services for corporations and institutional clients, from March 2007 to August 2008.

Before assuming that role, Mr. Weinstein was a consultant specializing in business reorganization and capital market activities from September 2004 to February 2007. Prior thereto, Mr. Weinstein was a Managing Director and Head of High Yield Capital Markets at BNP Paribas, BankBoston Securities and Chase Securities, Inc., and head of the capital markets group in the High Yield Department at Lehman Brothers. Mr. Weinstein earned a Bachelor’s degree from Brandeis University and a Juris Doctorate from Columbia University School of Law. Mr. Weinstein served as the Chairman of the Board of Directors of Pioneer Companies, Inc. from January 2002 to December 2005, the Chairman of the Board of Directors of York Research Corp. from November 2002 to June 2004, and as a director of Interstate Bakeries Corporation from August 2006 to January 2007. Mr. Weinstein is a director of Deep Ocean Group Holding AS, Georgia Gulf Corporation and Granite Broadcasting Corporation.

Mr. Weinstein’s experience, developing long-term financial solutions for the issues faced by non-investment grade or highly leveraged issuers and corporate entities in or following reorganization, provides an understanding of capital-related matters and financial acumen that are important attributes to the Company’s success. Additionally, having served on many boards of directors, Mr. Weinstein also brings substantial experience addressing public-company board issues and Mr. Weinstein is “independent” in accordance with the requirements of The New York Stock Exchange.

Carol B. Hallett	74

Mrs. Hallett has been of counsel at the U.S. Chamber of Commerce since 2003. From 1995 to 2003, Mrs. Hallett was President and Chief Executive Officer of the Air Transport Association of America (ATA), Washington, D.C., the nation’s oldest and largest airline trade association. Prior to joining the ATA in 1995, Mrs. Hallett served as senior government relations advisor with Collier, Shannon, Rill & Scott from 1993 to 1995. Mrs. Hallett has served as a member of the Board of Directors of Rolls Royce-North America (a unit of Rolls Royce Group plc) since 2003, G4S Government Solutions (formerly Wackenhut Services Inc., a privately held business) since 2006, Atlas Air Worldwide Holdings, Inc. since 2006, Mrs. Hallett has been a member of the Commercial Operations Advisory Committee (COAC) of Customs & Border Protection appointed by the Secretaries of Treasury and Homeland Security since 2011. Mrs. Hallett served as a member of the Director of Central Intelligence National Security Advisory Panel from 2001 to 2006, and the National Security Advisory Committee for CSC from 2002 to 2008.

Mrs. Hallett possesses particular knowledge and experience in national and international trade, transportation and security issues and Mrs. Hallett is “independent” in accordance with the requirements of The New York Stock Exchange..

Martin Tuchman	70

Since 2007 Mr. Tuchman has been the Chief Executive Officer of The Tuchman Group, which oversees holdings in real estate, banking and international shipping, and has headed Kingstone Capital V, a private investment group, since 2007. Since March 2011, Mr. Tuchman has served on the Board of Directors for Sea Cube Container Leasing LTD.

Since December 2008, Mr. Tuchman has served as Vice Chairman of the First Choice Bank in Lawrenceville, New Jersey. From August 2000 until October 2007, Mr. Tuchman served as a member of the Board of Directors of Yardville National Bank. In 1968, after helping develop the current standard for intermodal containers and chassis in connection with the American National Standards Institute, Mr. Tuchman co-founded Interpool, Inc., a leading container leasing business, which was sold to funds affiliated with Fortress Investment Group LLC in July 2007. In 1987, Mr. Tuchman formed Trac Lease, a chassis leasing company which was subsequently merged into Interpool, Inc. Mr. Tuchman graduated from New Jersey Institute of Technology (Newark College of Engineering) in 1962 with a Bachelor of Science in mechanical engineering and earned an M.B.A. from Seton Hall University in 1968. Currently, Mr. Tuchman is a member of the United Nations Business Council, a council comprised of leading international executives organized to promote understanding and cooperation between business and government.

Mr. Tuchman’s experience in the container leasing and shipping industry and as Chief Executive Officer of The Tuchman Group provides the board with valuable insights on financial and strategic planning matters, particularly as they relate to transportation related industries and Mr. Tuchman is “independent” in accordance with the requirements of The New York Stock Exchange.

Steven L. Rubin	45

Mr. Rubin is Principal of InterPro Advisory LLC, a consulting practice serving the container shipping, intermodal, and chassis markets. Between April 2008 and June 2011, Mr. Rubin was President and CEO of TRAC Intermodal, North America’s largest chassis leasing company. He is also currently the Chairman of the Board of Directors of the Intermodal Association of North America, the premier trade association representing the combined interests of the intermodal freight industry. Prior to joining TRAC, Mr. Rubin spent 17 years at Kawasaki Kisen Kaisha, Inc. (“K Line”), Japan’s third-largest shipping company, in a number of roles for “K” Line’s North American operations. In his last position at the company, Mr. Rubin was Group Vice President for Liner Operations and Product Management where he was responsible for vessel and marine terminal operations, inland logistics, rail network management, equipment management and various operating administrative functions. Prior to joining “K” Line America, Mr. Rubin worked as an auditor with KPMG for a variety of business sectors. Mr. Rubin graduated from the University of Pennsylvania and the Wharton School with a B.A. in History and B.S. in Economics, respectively. He received his M.B.A. from the Stern School of Business at NYU with a concentration in accounting, and obtained his Certified Public Accountant license in the state of New York.

Mr. Rubin’s experience in the shipping industry will allow him to provide the Board with important insight into capital restructuring and other financial matters and Mr. Rubin is “independent” in accordance with the requirements of The New York Stock Exchange.

James LaChance	46

Mr. LaChance has been a director of FriendFinder Networks Inc. since 2008. Since 2004, Mr. LaChance has served as the non-executive Chairman of the Board of Northern Offshore Ltd., a drilling and production services company listed on the Oslo Stock Exchange (Oslo BØrs: NOF). From July 2005 to February 2008, Mr. LaChance served as portfolio manager at Satellite Asset Management, L.P., an investment management fund in New York with approximately $7 billion assets under management. From 2002 to June 2005, he was a Partner at Post Advisory Group, LLC, an investment management firm in Los Angeles with $8 billion assets under management. Prior to that, from 1997 to 2001, he managed a number of hedge funds for LibertyView Capital Management. Mr. LaChance began his professional career as an audit and management consultant for Arthur Andersen & Co. Subsequent to obtaining his MBA, Mr. LaChance worked as a restructuring and merchant banker with Chase Manhattan Bank. Mr. LaChance graduated from Northeastern University with a B.A. degree in business administration and an M.B.A. degree from the Stern School of Business at New York University.

Mr. LaChance has over fifteen years of investment banking and investment management experience, which allows him to provide valuable insights and advice to the Board of Directors and the committees, particularly as it pertains to the capital markets and Mr. LaChance is “independent” in accordance with the requirements of The New York Stock Exchange.

Board Classes

Our Board of Directors is divided into three classes, as equal in number as possible, and directors are elected for a term of office expiring at the third succeeding annual stockholders’ meeting following their election to office or until a successor is duly elected and qualified. The terms of office of each of the Class I Directors expires at the annual stockholders’ meeting in 2012 and the terms of office of each of the Class II Directors and Class III Directors expire at the annual stockholders’ meeting in 2013 and 2014, respectively. Upon effectiveness of the seven new members to our Board of Directors, the classes of our Board of Directors will be comprised as follows:

Class I	Class II	Class III
Jeffrey A. Brodsky	William J. Flynn	Bobby J. Griffin
Kurt M. Cellar	Stephen H. Fraser	James LaChance
Alex J. Mandl	Carol B. Hallett	Steven L. Rubin
David N. Weinstein	Martin Tuchman

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors (the “Committee”) makes decisions regarding the compensation of our executives, which include the “named executives.” The named executives are our Chief Executive Officer, Chief Financial Officer and certain other executive officers. The Executive Compensation section, including the Compensation Discussion and Analysis (the “CD&A”) and the tables and narrative disclosures that follow the CD&A, provides information relating to the compensation awarded to, earned by and paid to (or potentially payable to) our named executives, in each case as of December 26, 2010, which was the last day of our most recently completed fiscal year. The CD&A and the narrative disclosures that follow the CD&A also covers actions regarding executive compensation that were taken after the Company’s most recently completed fiscal year end to the extent material.

Executive Summary

Our performance was negatively impacted in 2010 by various factors, including a muted economic recovery in the markets we serve, a prolonged recession in Puerto Rico, rising fuel prices and a continuing antitrust investigation by the Department of Justice. We also faced a difficult competitive environment in those markets that was driven by excess capacity, including the introduction of an additional vessel into Puerto Rico market by one of our competitors. These factors impacted the compensation decisions by the Committee in 2010 and the level of compensation earned by our named executives.

General Performance

Consumer spending drives a very large portion of demand for our services. Consumer spending in the United States accounts for roughly 70 percent of economic activity and is a larger driver of volume demand across our traditional domestic trade lanes — Alaska, Hawaii, Guam and Puerto Rico. Although the broader U.S. economy continued to recover in 2010, consumers did not play a major role, especially in the primary markets we serve. As a result, comparable shipping volume in our core domestic markets saw a decline of 1.1 percent in 2010.

Rising fuel costs also impacted our financial performance in 2010, specifically in the second half of the year. Additionally, we continued to experience strong competition in the markets we serve, driven primarily by excess capacity. This was further exacerbated by the introduction of an additional vessel deployed in the Northeast to Puerto Rico market by one of our competitors. As a result, our unit revenue per container, net of fuel, slipped 0.6 percent in 2010.

In response to these economic and competitive challenges in 2010, we froze executives’ salaries as part of a Company-wide restriction on salary merit increases. As a result, the only adjustment that was made in 2010 to the base salaries of our named executives was to implement a one-time increase that we had approved at the end of 2009 in connection with a decision to eliminate certain executive perquisites. We decided that a one-time salary adjustment was appropriate to help executives transition to the elimination of these perquisites. The total amount of the base salary increases for our named executives was significantly less than the total value of the eliminated benefits.

Our incentive compensation program primarily consists of an annual cash incentive and long-term awards of equity compensation. The 2010 performance targets under both the annual and long-term incentives were established based on internal budget targets approved by the Board of Directors, discussions with the Company’s senior management, prior year financial results and significant strategic initiatives planned for the year. The Company set an adjusted EBITDA target of $122.5 million, an adjusted EBIT target of $55.4 million and a debt reduction target of $15.0 million. The Company did not meet any of the targets that were set for the fiscal year ended December 26, 2010.

The Committee felt that the use of adjusted EBITDA, adjusted EBIT and debt deduction metrics were appropriate in light of the Company’s strategic focus of generating and preserving cash to further reduce the significant amount of debt on the our balance sheet. Consistent with our philosophy that a meaningful portion of an executive’s compensation should be linked to the Company’s performance, our named executives did not earn any incentive compensation in 2010 because our performance did not meet the threshold targets.

Key Accomplishments

The challenging short-term market conditions did not deter us from taking positive steps to position the Company for long-term growth. During 2010, we launched a vessel modification program in the Alaska trade. The work on our three D7-Class Alaska fleet, which was just completed, includes modifying stowage to increase weekly capacity for larger shipping containers and making necessary repairs and efficiency improvements. These modifications will allow us to improve service reliability for Alaska customers and enhance cargo mix.

Additionally, the Company has continued to take significant operating and overhead costs out of the business through various cost reduction initiatives aimed at improving our operating ratios and increasing our cash flows.

New Appointments in 2011

In March 2011, Stephen H. Fraser was appointed as the interim President and Chief Executive Officer to succeed Charles T. Raymond in that position when he retired. In addition, we named Brian W. Taylor as Executive Vice President and Chief Operating Officer, to succeed John V. Keenan, who has been granted a leave of absence. We also promoted Michael T. Avara from Senior Vice President and Chief Financial Officer to Executive Vice President and Chief Financial Officer. Both changes were effective in March 2011.

In addition, effective June 2011, we promoted Michael F. Zendan II from Vice President, Deputy General Counsel and Assistant Secretary to Senior Vice President, General Counsel and Secretary, to succeed Robert S. Zuckerman who stays with the Company as Vice President, Law and Government Affairs.

Our Executive Compensation Philosophy

Our compensation program is intended to help us achieve strategic business objectives and to maximize our future growth and profitability. We believe that compensation should help attract, motivate and appropriately reward talented executives. In addition, compensation should focus our executives’ attention on attaining our business objectives, and promoting our growth and profitability. We also believe that having a stable executive management team is necessary to achieve our business objectives. To further these goals, we have adopted a compensation philosophy based on the following core principles:

•	Executive pay should be aligned with the interests of our stockholders and with our business objectives.

•	Executive pay should be targeted at competitive levels, using compensation data for a competitive market comparator group that is relevant to the Company.

•	Executive pay should be structured as a mix of elements that include both fixed and variable compensation, as well as compensation that is earned over annual and multi-year periods.

•	Variable pay should be based on performance measures appropriate to our business and to an executive’s role and responsibilities in the Company.

•

Performance pay goals should be consistent with our overall business objectives, should include appropriate ranges of performance and, when appropriate, should allocate expected performance over our various lines of business.

Our Executive Compensation Program

The Committee has designed our executive compensation program to reflect the compensation philosophy described above. Our compensation program currently uses the following primary elements to compensate our executives:

Compensation Element	Objective	Characteristics
Base Salary	Rewards executives for annual performance and recognizes their individual responsibilities and contributions.	Salary levels are set and adjusted based on a consideration of competitive market data, and an executive’s responsibilities, individual performance and experience.

Annual Cash Incentive Plan	Provides variable compensation that is tied to attainment of business objectives and individual performance goals for the year.	Each executive’s annual bonus opportunity is based on one or more pre-established measures of financial performance and an assessment of individual performance for the year.

Long-Term Incentive Compensation	Long-term incentives are designed to enhance the link between the creation of stockholder value and executive pay. In addition, this element is intended to encourage executives to remain with the Company over a sustained period of time.	Awards may be stock-based, as with stock options or restricted stock awards. Awards may also be cash-based, in which case the amount of compensation payable to an executive depends in whole or in part on the level of achievement of pre-established measures of financial performance.

Retirement and Other Benefits	To allow executives to accumulate retirement savings on a tax-advantaged basis and to provide reasonable levels of other benefits that will help attract and retain key management talent.	Our executives are eligible to participate in the Company’s retirement and health and welfare benefit programs on the same basis as other salaried employees.

The Committee will continue to refine and adjust the program to reflect emerging best practices in executive compensation and to further strengthen the linkage between performance and compensation.

Process for Determining Executive Compensation

Each year the Committee evaluates and sets base salaries, annual cash incentive opportunities and long-term incentive compensation for our executives, using the following processes.

Competitive Pay Positioning

The Committee reviews both peer group data and general industry survey data (referred to collectively as “comparator group data”), and uses those data as a reference point in making executive compensation decisions. The Committee generally sets base salaries at the 50th percentile of the comparator group data. In addition, the Committee typically will set total annual cash compensation (base salary plus target annual cash incentive) close to the 50th percentile of the comparator group data for performance that meets the Company’s annual business objectives, and between the 50th and 75th percentile of the comparator group data for performance that substantially exceeds annual business objectives. We have chosen the 50th percentile as the target for base salaries, and annual incentive cash compensation when we achieve our business objectives, because we believe that this is a reasonable level of total annual compensation which allows us to attract and retain executive talent. We believe that the incentive pay targets for circumstances in which we substantially exceed our business objectives are appropriate to reward exceptional performance, help contribute to a culture of high-performance and align our executives’ interests with those of our stockholders.

In the fiscal year ended December 26, 2010, Towers Watson prepared for the Committee a report on the competitive pay positioning for the certain executives, including the named executives. The report was used by the Committee to conduct a mid-year review of the compensation levels of those executives. The Committee determined that the 2010 compensation for the named executives was appropriately aligned with the comparator group data and that no mid-year adjustment to their compensation was necessary.

The 2010 Towers Watson report included comparator group data from three general industry surveys and for a group of public companies in the transportation industry (“transportation industry peers”). The transportation industry peers were selected based on the comparability of their 2009 revenue and market capitalization to the Company’s 2009 revenue and market capitalization (the Company’s 2009 annual revenue ranked at the 53rd percentile of the group). The group consisted of the following companies:

• Alexander & Baldwin, Inc.	• Knight Transportation, Inc.

• American Commercial Lines	• Landstar System, Inc.

• Arkansas Best Corp.	• Old Dominion Frieght Line, Inc.

• Covenant Transportation Group	• Quality Distribution, Inc.

• Heartland Express, Inc.	• SAIA, Inc.

• Kansas City Southern	• Tidewater, Inc.

• Kirby Corp.	• Universal Truckload Services, Inc.

• Werner Enterprises, Inc.

In comparing the pay for the Chief Executive Officer (Mr. Raymond) and the Chief Financial Officer (Mr. Avara) with the comparator group pay data, the Towers Watson report excluded Heartland Express, Inc., Knight Transportation Inc., Universal Truckload Services Inc. and Werner Enterprises Inc. because Towers Watson considered their pay structures to be less representative of the typical pay structure of a broadly-held public company. In addition, the report relied solely on survey data for evaluating Mr. Taylor’s and Mr. Zuckerman’s pay because Towers Watson concluded there was insufficient compensation comparability data from the transportation peer group for those two executives’ positions.

Linking Pay to Business Performance

A meaningful portion of an executive’s total compensation is based on attainment of pre-determined measures of Company or business unit performance. This portion of each executive’s compensation is “at risk.” This means that it is only earned if at least a threshold level of targeted performance is achieved. In addition, some compensation opportunities are structured so that the amount that may be earned increases in relationship to the level of performance above the designated threshold. Performance is measured, and compensation relating to such performance is paid, on both an annual basis and over longer periods of time. Final pay-outs of annual performance-based compensation are determined after an evaluation by the Committee of each executive’s individual performance and contributions during the year. Longer-term performance compensation is tied to attainment of business performance objectives and an executive’s continuous employment with the Company over a period of time.

Each year the Committee considers which measure of Company financial performance to use in setting annual and longer-term incentive compensation for our executives. The Committee has traditionally linked annual cash incentives to the attainment of objective performance measures. The Committee normally establishes the target range for performance compensation based on our internal budget targets. These budget targets are developed annually by management, are reviewed in consultation with the Board and are implemented only after approval by the Board. In establishing performance targets for incentive compensation, the Committee considers the aggressiveness of the Board-approved budget targets, the revenue and earnings growth included in the budget targets as compared to the prior year, and any significant strategic initiatives that may impact the budget targets. The Committee generally consults with the Chief Executive Officer and other senior executives, the Board and the Committee’s independent compensation consultant before setting performance levels for annual and long-term incentive compensation.

In the fiscal year ended December 26, 2010, annual cash incentives for our executives were based primarily on the attainment of targeted levels of adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and on reduction in the Company’s debt. Long-term incentives were based on attainment of adjusted earnings before interest and taxes and also, in the case of Mr. Raymond’s 2010 performance grant, attainment of certain other business objectives.

Consideration of Individual Performance

Each year the Committee assesses the individual performance of each executive, and generally considers such performance when setting an executive’s base salary and annual cash incentive compensation. Individual performance is measured both on quantitative and qualitative measures. Quantitative measures are applied to individual executives by an evaluation process that includes establishing individual objectives for each executive that support the Company’s financial and strategic targets and objectives. Qualitative measures for evaluating individual executive performance include an assessment of various leadership competencies such as effective communication, providing strategic direction, motivating others, fostering teamwork and using sound management principles. The Committee’s assessment of these qualitative measures with regard to individual executive performance is conducted primarily through conversations with the Chief Executive Officer. The Committee believes that use of individual performance measures is important because they create incentives for executives to make specific contributions to the Company’s financial growth based on their individual levels of responsibility, and because it allows the Company to reward those specific contributions.

In the fiscal year ended December 26, 2010, the annual cash incentive plan was designed to make a portion of each named executive’s bonus opportunity (other than for Mr. Raymond) dependent upon on an assessment of the named executive’s individual performance during the year. Mr. Raymond’s performance was to be measured based on attainment of certain strategic business objectives during 2010.

Allocating Between Compensation Elements

The Committee does not have a fixed standard for determining how an executive’s total compensation is allocated among the various elements of the Company’s compensation program. Instead, the Committee uses a flexible approach so that it can structure annual and long-term incentives that are most likely to enhance stockholder value in light of current and anticipated market conditions and to reward extraordinary performance when appropriate. In setting the amounts potentially payable under the annual cash incentive plan, the Committee takes into account other annual cash compensation payable to each executive and how the total annual cash compensation paid to that executive compares to the comparator group compensation data.

The Committee also seeks to allocate a portion of total compensation to long-term, stock-based compensation. The portion of total compensation allocated to stock-based compensation is determined based on a review of a variety of factors including comparator group compensation data, the stock-based compensation that has been awarded to executives in prior years and Company performance. In recent years, the Committee has granted a combination of performance-based and time-vested restricted stock. Performance-based restricted stock provides incentives for the attainment of specific levels of business performance measures and time-based restricted stock is designed to encourage executives to remain employed over a sustained period.

Other Pay-Setting Procedures

See “Process for Determining Executive Compensation” for information and the role of the Committee’s compensation consultant, Towers Watson, and our executives in recommending the amount or form of executive compensation.

2010 Executive Compensation

Base Salaries

At the end of 2009, the Committee approved one-time increases in base salaries for Messrs. Raymond, Avara, Keenan and Taylor to partially adjust for the elimination of certain perquisites that the Company had historically provided. The Committee decided that a one-time salary adjustment was appropriate to help executives transition to the elimination of these perquisites. The total amount of the base salary increases were significantly less than the total value of the eliminated benefits (based on the historical aggregate cost of those benefits to the Company). The base salary adjustments for each named executive were as follows:

Named Executive	Amount of Increase
Charles G. Raymond	$25,000
Michael T. Avara	$15,000
John V. Keenan	$15,000
Brian W. Taylor	$15,000
Robert S. Zuckerman	$0

No other adjustments were made to 2010 base salaries for the named executives.

Salary Adjustment in Fiscal Year 2011

In connection with Mr. Taylor’s promotion from Senior Vice President and Chief Commercial Officer to Executive Vice President and Chief Operating Officer, the Committee approved an increase in base salary from $340,000 to $370,000 effective April 1, 2011. In addition, the Committee approved an increase in base salary from $295,000 to $370,000 effective April 1, 2011 in connection with Mr. Avara’s promotion from Senior Vice President and Chief Financial Officer to Executive Vice President and Chief Financial Officer, and an increase in base salary from $275,000 to $300,000 effective May 1, 2011 in connection with Mr. Zendan’s promotion from Vice President, Deputy General Counsel and Assistant Secretary to Senior Vice President, General Counsel and Secretary on June 2, 2011.

Cash Incentive Plan Awards

Consistent with the approach that it adopted in 2009, the Committee set the 2010 annual incentive opportunities above median pay for the comparator group in recognition that base salaries continued to be targeted at the 50th percentile of that group. The Committee based the award opportunity for each named executive on attainment of two specific corporate performance objectives and, except in the case of Mr. Raymond, on an assessment of the named executive’s individual performance for the year. This approach was chosen to incent executives to achieve key business performance objectives, and to allow for recognition of their individual contributions. In addition, the Committee decided to separately weight for each executive the relative impact of the corporate performance objectives and individual performance in order to reflect that executive’s responsibilities and spheres of influence over Company performance.

The Committee selected EBITDA (as adjusted to exclude certain nonrecurring and extraordinary items) and net reduction of the Company’s debt obligations as the corporate performance objectives for the fiscal year ended December 26, 2010. Adjusted EBITDA was selected because it is an effective means of evaluating cash generation from core business activities and because it is commonly used in the transportation industry for evaluating corporate performance. Debt reduction was selected because it indicates if cash flow is being used to pay down debt and has a net effect of improving the strength of the Company’s balance sheet.

The performance measures were weighted in the following manner:

	00000	00000	00000
	Corporate		Individual Performance Evaluation
Named Executive	EBITDA	Debt Reduction
Charles G. Raymond	75%	25%	0%
Michael T. Avara	60%	20%	20%
John V. Keenan	60%	20%	20%
Brian W. Taylor	60%	20%	20%
Robert S. Zuckerman	50%	15%	35%

Target award opportunities were established for each named executive as a percentage of his 2010 base salary. The Committee set these award opportunities at or near the 75th percentile of target bonus levels indicated in a report on comparator group compensation data prepared by Towers Watson in 2009. The specific percentages for the named executives were 95% for Mr. Raymond, 70% for Mr. Avara, 70% for Mr. Keenan, 70% for Mr. Taylor and 50% for Mr. Zuckerman.

Each named executive’s award opportunity was contingent on the Company attaining a threshold adjusted EBITDA target of $115 million. If this adjusted EBITDA threshold was met, funding would be computed for each business and/or individual performance measure applicable to the named executive. Funding for each of the business performance measures was determined as follows:

•

Funding of at least 20% of the target opportunity for a business performance measure, but less than 100% of target opportunity, if the minimum threshold for the business performance measure was obtained but the target level was not achieved.

•

Funding of at least 100% of the target opportunity for a business performance measure, but less than 200% of target opportunity, if the target for the business performance measure was achieved or exceeded.

•	Funding of up to 150% of target opportunity for a business performance measure if the maximum level was met or exceeded for that business performance measure.

The funding level for each named executive’s individual performance measure was set at 100% of the target opportunity if the named executive met his individual performance goals, and up to 150% of target opportunity for performance that exceeded those goals. The amount funded for each performance measure (business and individual) would then be multiplied by the percentage weighting applicable to the named executive for that performance measure, as noted in the table above. The sum of those weighted amounts would be the named executive’s earned bonus for the year. The threshold, target and maximum goals for each corporate performance set by the Committee were as follows:

Performance Level	Adjusted EBITDA ($m)	Change in Net Debt ($m)
Threshold	$115.0	$8.8
Target	$122.5	$15.0
Maximum	$130.0	$21.0

The Company’s adjusted EBITDA for the year did not meet the threshold. As a result, no amounts were paid under the 2010 cash inventive plan to any of the named executives.

Performance Grant for Mr. Raymond

To incent Mr. Raymond to help the Company achieve specific financial and strategic goals, the Committee awarded him a performance grant under the Company’s Incentive Compensation Plan. The performance grant provided Mr. Raymond an opportunity to receive a cash payment if certain objective and subject performance goals were met, and subject to the attainment of certain threshold goals. The performance grant was structured to pay cash instead of shares of Company common stock because the Committee determined that Mr. Raymond’s stock ownership levels (including shares under his outstanding stock incentive awards) already provided adequate alignment of his interests with those of our stockholders. The conditions attached to the performance grant were as follows:

•

The Company’s adjusted earnings before interest and taxes (“EBIT”) for the period beginning December 21, 2009 and ending on the last day of the 2010 fiscal year (the “Performance Period”) had to be at least $49,846,000.

•	Mr. Raymond had to achieve specific strategic objectives relating to asset deployment, business platform expansion, leadership development and succession planning during the Performance Period.

•	Mr. Raymond had to remain in employment through the end of the Performance Period (subject to certain exceptions).

•

During the period from December 21, 2009 to the last day of the 2011 fiscal year, Mr. Raymond could not sell, transfer or otherwise dispose of shares of Company common stock that he owned or acquired during that period (excluding certain shares), or risk having to return to the Company any amounts previously paid under the performance grant.

The target amount payable under the performance grant was $1,300,000, subject to upward or downward adjustment under a formula based on the Company’s adjusted EBIT for the Performance Period. The amount determined under this formula was referred to as the “Attained Amount.” Under the formula, if the net income threshold was met the Attained Amount would be $650,000 (50% of the target amount). If net income for the Performance Period exceeded target, the Attained Amount would be increased to a higher percentage of the target amount based on the actual level of net income performance, up to a maximum $1,950,000 (150% of the target amount).

The Attained Amount was subject to further adjustment by the Committee to determine the amount (if any) that Mr. Raymond would ultimately earn under the performance grant. The Committee could reduce or eliminate (but not increase) the Attained Amount if the Committee determined in its discretion that Mr. Raymond had not successfully achieved any or all of the strategic objectives. In addition, the Committee could further reduce or eliminate (but not increase) the Attained Amount if the Committee determined in its discretion that a “materially adverse condition” had occurred during the Performance Period or prior to payment of amounts under the performance grant.

The Company’s adjusted EBIT for the Performance Period did not meet the threshold level described above. As a result, Mr. Raymond did not receive any payment under the performance grant.

Long-Term Stock Incentive Awards

The Committee awarded shares of restricted stock to the named executives in 2010, except for Mr. Raymond, who was not awarded any restricted stock because he received the performance grant described above. The Committee decided to make these awards in the form of full-value stock grants in order to better manage dilution rates and overhang levels, as well as minimize the distortive effect of stock market cyclicality on long-term incentives. The Committee also determined that restricted stock could complement the objectives of the 2010 annual inventive plan by linking the number of shares that could be earned under the award to the Company’s attainment of specific performance objectives. Finally, the Committee considered the perceived value to executives of restricted stock compared to awards based solely on stock price appreciation, and determined that restricted stock would better achieve executive retention goals.

Based on these considerations, the Committee awarded two types of restricted stock grants to the named executives, other than Mr. Raymond. The first award was conditioned on attainment of a targeted level of adjusted EBIT for the fiscal year ended December 26, 2010 and on the named executive’s continued employment until 2013 (the “performance-based award”). The second award was based on the named executive’s continued employment for a three-year service period ending in 2013 (the “service-based award”).

The Committee considered various factors in evaluating the number of shares to be awarded to the named executives. This included an analysis by Towers Watson of the maximum potential value of each named executive’s total award relative to the value of long-term incentives taken from general industry market data. The analysis indicated that the Committee’s projected award levels were generally below the market median. The Committee also reviewed projected pay-out value of each named executive’s award (assuming attainment of target performance under the performance-based awards), and compared that value to the value of their fiscal 2009 long-term restricted stock awards. The Committee limited the size of the 2010 awards for the named executives so that the maximum potential value of those awards would not be more than 2% higher than the maximum potential value of the restricted stock awarded to named executives for fiscal year ended December 20, 2009. Other factors considered by the Committee were the financial accounting cost and dilutive effect of the awards.

The Performance-Based Awards entitled the named executives to receive shares of Company common stock based on the level of the Company’s adjusted EBIT for the fiscal year ended December 26, 2010. If the Company achieved an adjusted EBIT level of at least $49,846,000, the named executives would be entitled to receive at least 25% and up to 100% of the number of shares subject to their performance-based award, depending on the Company’s actual adjusted EBIT for the fiscal year ended December 26, 2010. In addition to the Company achieving the adjusted EBIT threshold, the named executive is required to remain continuously employed by the Company until 2013 to earn any shares under performance-based awards (subject to pro-rated vesting for retirement before the three-year period expires). The service-based awards entitle the named executives to receive a specified number of shares of Company common stock if they remain continuously employed by the Company for three years (subject to pro-rated vesting for retirement, similar to the performance-based awards). Dividends on the shares underlying both the performance-based awards and the service-based awards were to be accrued and paid, without interest, at the time that the underlying shares vested, and are forfeited if the underlying shares were not earned or were forfeited.

The Company’s adjusted EBIT for 2010 did not exceed the assigned threshold. Therefore, the named executives will not earn any shares under their performance-based awards.

Employment and Separation Agreements

We generally do not have employment or severance agreements for our executives. However, we recognize that in certain circumstances such agreements may help us achieve the objectives of our compensation program and our other business goals. Therefore, we assess on a case-by-case basis when it may be appropriate to enter into employment or separation agreements.

Raymond Separation Agreement

We decided to enter into a separation agreement with Mr. Raymond in connection with his retirement in March of 2011. The separation agreement provides for payment of certain benefits to Mr. Raymond in recognition of his long period of service to the Company and its predecessor businesses, and in consideration of his release of claims against us, his agreement to comply with certain non-competition and confidentiality requirements and his commitment to cooperate with us to address legal proceedings and certain other matters following his retirement. The separation benefits consist of severance payments of $140,000 per month payable until October of 2011, payments of $72,333 per month for the next 18 months, extension of the exercise period for his outstanding stock options to the earlier of the last day on which those options could be exercised by their original terms or the 10th anniversary of the original date of grant of those options, and indemnification and advancement of expenses in connection with claims relating to his employment with us (to the extent provided for in our charter, bylaws and other documents). He is also entitled to reimbursement of COBRA premiums for continuation of coverage for he and his dependents under our group medical plan.

Fraser Interim Employment Agreement

Stephen Fraser has agreed to serve as our interim President and Chief Executive Officer while we conduct a search for a successor to Mr. Raymond. We entered into an interim employment agreement with Mr. Fraser in March of 2011 to specify the terms under which he would be employed. Under the agreement, Mr. Fraser will be paid a salary of $90,000 per month and will be reimbursed for expenses that he incurs in performing the duties of interim President and Chief Executive Officer (including costs of travel between his home in Chicago and our headquarters in North Carolina). In addition, he will be eligible to participate in the benefit plans generally available to our other senior executives, but he will not be entitled to receive severance benefits or receive equity compensation awards that may be granted to other senior executives. In lieu of being covered under our group medical plan, Mr. Fraser may elect to have us reimburse him for the cost of the medical insurance in place for himself and his dependents when his interim employment began. The agreement also specifies that Mr. Fraser will continue to serve on our Board during his interim employment. As a result, he will receive the annual restricted stock awards that we typically grant to our non-employee directors, will continue to vest in his outstanding restricted stock awards during his interim employment and will continue to be subject to the stock ownership requirements applicable to non-employee directors (and not the stock ownership requirements applicable to executives). However, his annual cash retainer for service on the Board will be prorated to reflect only the period during which he was a non-employee director.

Keenan Employment Agreement

We entered into an employment agreement with Mr. Keenan before we became a publicly traded company. At that time, we considered such agreements important to recruit and retain key executive talent. In March of 2011, we granted Mr. Keenan a leave of absence with pay. In order to retain Mr. Keenan as an employee while he is on leave, we modified his employment agreement to clarify that the term of the agreement will continue to automatically renew for one year periods during his leave and we increased the amount of severance payable to Mr. Keenan if his employment is involuntarily terminated by us other than for cause before February 24, 2012 from 100% of his annual base salary to 150% of his annual base salary.

Zuckerman Severance Agreement

We also have a severance agreement for Mr. Zuckerman. This agreement, like Mr. Keenan’s employment agreement, was entered into before we became a public company.

Executive Severance Plan

On July 28, 2011, our Board of Directors, upon the recommendation of the Committee, adopted the Horizon Lines, Inc. Executive Severance Plan (the “Severance Plan”). The purpose of the Severance Plan is to provide severance benefits to certain executive-level employees who are not eligible to participate in the Company’s existing severance plan. The Company’s named executives will participate in the Severance Plan. The following summary describes the key provisions of the Severance Plan, as they apply to our named executives.

The Severance Plan provides that in the event of (i) termination of a participant’s employment other than for “cause” or (ii) such participant’s resignation from employment for “good reason” (as those terms are defined in the Severance Plan), the participant will receive the following benefits:

•	continuation of base salary for one year;

•

continued coverage of the participant and his eligible dependents for a period of one year in the Company’s medical, dental and visions plans, and optional life insurance and personal accident plan coverage at the same costs as for active employees,

•	continued eligibility to receive a pro-rated payment under the annual bonus plan in effect for the year of termination of the participant’s employment, and

•	reasonable outplacement services of up to $25,000.

The severance benefits payable under the Severance Plan are subject to the participant’s execution and non-revocation of a general release of claims in favor of the Company within a specified time period and the participant’s compliance with certain non-competition, non-solicitation and non-disclosure restrictive covenants. A participant who is a party to an employment agreement or any other arrangement with the Company that provides for the payment of severance is not eligible to participate in the Severance Plan.

Retirement and Other Benefits

The named executives participate in certain benefit plans that are also generally available to other salaried employees. These include a Section 401(k) retirement plan that provides a matching contribution on an employee’s contributions made to the plan. The other benefit plans primarily include health care insurance and related benefits, group life insurance, disability, tuition assistance, and an employee stock purchase plan which allowed eligible employees to purchase Company stock at a 10% discount but is not currently available to any employees. The Company does not maintain any defined benefit pension plans or any nonqualified deferred compensation arrangements for its executives. As noted above, we eliminated certain personal benefits for executives beginning in the fiscal year ended December 26, 2010.

Other Compensation Policies

Executive Stock Ownership Requirements

To directly align the interests of executives with the interests of the stockholders, we maintain minimum stock ownership requirements for each Company executive who is at a vice president level or above. Each covered executive’s required level of stock ownership is determined based on a multiple of the executive’s annual base salary and is then converted to a fixed number of shares of the Company’s common stock using a 365-day average closing price per share. The base salary multiple varies depending upon the executive’s position. Executives must reach their assigned ownership level within five years of becoming subject to the requirements. Once the required ownership level has been achieved, an executive is expected to maintain this minimum level of ownership until such time as the executive is no longer subject to the stock ownership requirements. An executive ceases to be subject to the stock ownership requirements when the executive’s employment with the Company terminates or if the executive’s position with the Company changes to a position that is not subject to the stock ownership requirements. If an executive does not meet or maintain the executive’s required ownership level within the required timeframe, then the executive’s participation in any stock-based long-term incentive plan may be restricted, at the discretion of the Committee.

The required stock ownership levels for each of the named executives are based on the following base salary multiples:

• Charles G. Raymond	5 times base salary

• Michael T. Avara	3 times base salary

• John V. Keenan	3 times base salary

• Brian W. Taylor	3 times base salary

• Robert S. Zuckerman	1 times base salary

• Michael F. Zendan II	1 times base salary

Each of the named executives was in compliance with this policy during 2010. In accordance with the terms of the policy, Mr. Avara and Mr. Zendan are required to fully comply with the minimum holding requirement by 2013.

Management of Compensation-Related Risk

Our executive compensation program is designed to incent our executives to achieve our annual and longer-term business objectives. The Committee considers how compensation could potentially encourage our executives, either individually or as a group, to make excessively risky business decisions at the expense of long- term value. In order to address this potential risk, the Committee annually reviews the risk characteristics of our compensation programs generally and considers methods for controlling such risk. The Committee considers the following characteristics of our executive compensation program as factors which help mitigate such risk:

•

Balanced Mix of Pay Types: The target compensation mix is balanced between fixed and variable pay, and represents a balance of cash and long-term equity based compensation vesting over multi-year periods.

•	Balanced Approach to Performance-Based Awards: Performance targets are tied to several financial metrics. Metrics are quantitative and measurable.

•

Performance Period and Vesting Schedules: The performance period and vesting schedules for long-term incentives overlap and, therefore, reduce the motivation to maximize performance in any one period. Restricted stock awards generally vest three years from the grant date.

•

Stock Ownership Requirements: As described more fully above, our executives must hold specified levels of our stock during their careers, thereby aligning their interests with the long-term interests of our stockholders.

Tax and Financial Accounting Considerations

The Committee considers the anticipated tax treatment to the Company and to the individual executives of various compensation payments and benefits. Interpretations of and changes in the tax laws, as well as other factors beyond the Committee’s control, also affect the deductibility of compensation. For these and other reasons, the Company will not necessarily in all circumstances limit executive compensation to the amount which is permitted to be deductible as an expense of the Company under Section 162(m) of the Internal Revenue Code. The Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

We also regularly consider the financial accounting implications of our compensation program. However, the Committee and the Company do not determine the compensation payable to executives and employees solely on the basis of the accounting expense for such compensation.

Stock Compensation Grant Practices

The Committee administers our stock compensation plans and approves all awards under those plans. The grant date of awards under those plans is the date of the Committee meeting on which the award is approved, or a future date that the Committee may designate. The Committee does not grant stock options with an exercise price that is less than the closing price of the Company’s common stock on the grant date or grant stock options which are priced on a date other than the grant date, unless for some reason the grant date is a future date, in which case the closing price for that future date is used to determine the exercise price of stock options granted on that date.

Compensation Committee Report

Management prepared the Compensation Discussion and Analysis describing the Company’s compensation program for executives, which includes the Company’s named executives. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement. This report is provided by the following independent directors, who comprise the Compensation Committee.

James G. Cameron, Chairman

Vernon E. Clark

Bobby J. Griffin

Compensation Risk Assessment

As part of its oversight of the Company’s executive compensation program, the Compensation Committee with assistance from management reviewed the Company’s compensation policies and procedures for all employees to determine whether they present a significant risk to the Company. The review included a consideration of the incentives that the Company’s compensation policies and procedures create, and factors that may reduce the likelihood of excessive risk taking. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company. The Compensation Committee concluded that such risks are mitigated by a number of factors, including the following:

•	The use of both short-term and long-term compensation, depending upon level of responsibility and accountability within the organization;

•	The use of a balanced compensation mix that is not excessively weighted towards incentive-based pay;

•	Minimum time-based vesting requirements for all equity awards, which support a long-term focus on Company performance and which do not encourage short term risk taking;

•

The use of performance metrics for incentive awards that are derived from the Company’s annual business plans and longer term business models, which are approved in advance by the Compensation Committee and Board of Directors, and which are generally used by other companies in our industry;

•	Use of performance targets that are not excessively aggressive or unrealistic, but which are instead designed to promote steady revenue and earnings growth;

•

Compensation incentives for the Company’s sales force that are similar or the same as those used for the rest of our employees and that are not set at overly aggressive levels of market share achievement, and which maintain focus on service to the customer versus obtaining business strictly via rate actions;

•	The use of a robust performance management process and system that provides insight into individual performance against pre-established targets;

•	Consistent compensation plans across the entire Company that support our overall business strategy, such as the annual cash incentive plan;

•

Minimum stock holding requirements for all senior level management that are meaningful and foster long-term stock appreciation, and which are annually reviewed with the Compensation Committee to determine appropriate levels of share ownership.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Cameron (chairman), Clark, and Griffin. Mr. Flynn served as a member of the Compensation Committee during fiscal 2010 until Mr. Griffin was appointed to the Compensation Committee in June 2010. These four independent directors have served on the Compensation Committee during fiscal 2010 and through the date of this Information Statement, and none of our executive officers served on the compensation committee or board of any company that employed any member of the Compensation Committee or Board of Directors.

2010 Summary Compensation Table

The following table sets forth information regarding all compensation earned by our named executives for fiscal 2010, and for fiscal 2008 and 2009 (if they were named executives during those earlier fiscal years).

Name and Principal Position	Year	Salary(3) ($)	Bonus (5)	Stock Awards(4) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensation(5) ($)	All Other Compensation(6) ($)	Total ($)
Charles G. Raymond(1)	2010	665,000	–	–	–	–	14,675	679,675
Chairman, Chief Executive	2009	640,000	–	–	–	328,320	127,127	1,095,447
Officer and President	2008	640,000	–	219,450	101,250	–	103,435	1,064,135

Michael T. Avara	2010	295,000	–	196,800	–	–	18,350	510,150
Senior Vice President and	2009	272,500	–	169,000	–	111,132	45,988	598,620
Chief Financial Officer	2008	230,972	–	146,300	60,750	–	27,252	465,274

John V. Keenan	2010	340,000	–	196,800	–	–	18,350	555,150
Senior Vice President and	2009	325,000	–	169,000	–	107,494	63,937	665,431
Chief Operating Officer	2008	325,000	–	146,300	60,750	–	55,022	587,072

Brian W. Taylor	2010	340,000	–	196,800	–	–	20,357	557,157
Senior Vice President and	2009	325,000	–	169,000	–	69,786	55,085	618,871
Chief Commercial Officer	2008	325,000	–	146,300	60,750	–	48,093	580,143

Robert S. Zuckerman(2)	2010	275,000	–	59,040	–	–	11,000	345,040
Senior Vice President and	2009	246,167	21,000	50,700	–	81,675	27,220	426,762
General Counsel

(1)	On March 11, 2011, Mr. Raymond retired from the Company.
(2)	As of June 2, 2011, Mr. Zuckerman is now the Vice President, Law and Government Affairs of the Company.
(3)	Amounts shown represent base salary paid during the fiscal year. Annual base salary adjustments generally become effective after they are approved, which may not coincide with the beginning of the fiscal year.

(4)	These columns show the total grant date fair value of awards granted to the named executives in fiscal 2008, 2009, and 2010, determined in accordance with stock-based compensation accounting standards (FASB ASC Topic 718). The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The values reported for awards subject to performance conditions are computed based on the probable outcome of the performance condition as of the grant date of the award. If achievement of the highest level of performance conditions as of the grant date is used (instead of probable outcome), the value of the 2010 stock awards for the named executives would be as follows: Mr. Avara — $295,200; Mr. Keenan — $295,200; Mr. Taylor — $295,200; Mr. Zuckerman — $83,640. For a discussion of assumptions used in calculating award values, refer to note 15 of the Company’s financial statements in the Form 10-K for the year ended December 26, 2010, as filed with the SEC. See “2010 Grants of Plan-Based Awards Table” below for information on the stock awards granted in 2010.
(5)	This column shows the amounts actually earned by the named executive officers under the annual cash incentive plan for each of the listed fiscal years. See the “2010 Grants of Plan-Based Awards Table” below for information on the awards granted in fiscal 2010.
(6)	The amounts shown in this column are as follows:

Name	Dividends on Unvested Restricted Stock(1) ($)	Payments Relating to Section 401(k) Retirement Plan(2)	Other Benefits(3) ($)	Total ($)
Charles G. Raymond	3,000	7,350	4,325	14,675
Michael T. Avara	11,000	7,350	–	18,350
John V. Keenan	11,000	7,350	–	18,350
Brian W. Taylor	11,000	7,350	2,007	20,357
Robert S. Zuckerman	3,650	7,350	–	11,000

(1)	This column reports the amount of dividends paid to the named executive during the 2010 fiscal year on unvested restricted stock awards and the amount of dividends earned on unvested restricted stock awards during the year but which will not be paid until the underlying awards vest (plus any related interest that accrued during the year on the earned but unpaid dividends).
(2)	This column reports the Company matching contribution under the 401(k) retirement plan for salaried employees. Matching contributions are generally available to all participants in the 401(k) retirement plan
(3)	This column reports amounts paid in fiscal 2010 with respect to expenses that had been incurred by the named executive in 2009, before the Company adopted a policy not to reimburse the cost of certain personal benefits or taxes with respect to those personal benefits.

2010 Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the named executives in fiscal 2010.

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Charles G. Raymond	3/15/2010	315,875	631,750	1,263,500	–	–	–	–	–	–
	3/18/2010	650,000	1,300,000	1,950,000	–	–	–	–	–	–

Michael T. Avara	3/15/2010	103,250	206,500	413,000	–	–	–	–	–	–
	3/15/2010	–	–	–	–	–	–	20,000	–	98,400
	3/15/2010	–	–	–	10,000	20,000	40,000	–	–	98,400

John V. Keenan	3/15/2010	119,000	238,000	476,000	–	–	–	–	–	–
	3/15/2010	–	–	–	–	–	–	20,000	–	98,400
	3/15/2010	–	–	–	10,000	20,000	40,000	–	–	98,400

Brian W. Taylor	3/15/2010	119,000	238,000	476,000	–	–	–	–	–	–
	3/15/2010	–	–	–	–	–	–	20,000	–	98,400
	3/15/2010	–	–	–	10,000	20,000	40,000	–	–	98,400

Robert S. Zuckerman	3/15/2010	68,750	137,500	275,000	–	–	–	–	–	–
	3/15/2010	–	–	–	–	–	–	7,000	–	34,440
	3/15/2010	–	–	–	2,500	5,000	10,000	–	–	24,600

(1)	This column shows the grant date of all plan-based awards in fiscal 2010.
(2)	These columns show the potential payment under each named executive’s 2010 cash incentive plan award. The amounts actually paid under each award are shown in the “Non-Equity Incentive Plan Compensation” column of the “2010 Summary Compensation Table” above. For Mr. Raymond, these columns also show the potential payment under the performance grant that was awarded to him under the Company’s Incentive Compensation Plan. The threshold performance conditions for that performance grant were not met. Consequently, Mr. Raymond did not receive any payment under that performance grant. The performance conditions and other criteria for all of these awards are described under “Compensation Discussion and Analysis” above.
(3)	These columns show the number of shares that would vest under performance-based restricted stock awards granted in fiscal 2010, assuming satisfaction of performance measures and vesting conditions. The threshold performance conditions for these performance grants were not met. Consequently, no shares will vest for Mr. Avara, Mr. Keenan, Mr. Taylor or Mr. Zuckerman. The performance measures, vesting conditions and other criteria for the awards are described under “Compensation Discussion and Analysis” above.
(4)	This column shows the number of shares of time-vesting restricted stock awards granted in fiscal 2010 to each named executive. These shares generally will vest three years after the date of grant if the named executive remains in continuous employment to the vesting date.
(5)	This column shows the individual grant date fair value of the stock awards granted to the named executives in fiscal 2010. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The values reported for awards subject to performance conditions are computed based on the probable outcome of the performance condition as of the grant date of the award. The amounts shown were determined in accordance with FASB ASC Topic 718. For a discussion of assumptions used in calculating the stock award values, refer to note 15 of the Company’s financial statements in the Form 10-K for the year ended December 26, 2010, as filed with the SEC.

Employment Agreements.

During 2010, Mr. Keenan was employed pursuant to an employment agreement with Horizon Lines, LLC (“Horizon Lines”), a wholly-owned subsidiary of the Company. Mr. Keenan was granted a leave of absence in March 2011, and the Company agreed to modify the terms of his employment agreement while on administrative leave. The agreement provides for an initial base salary of $243,000, subject to increase as determined by the Compensation Committee and a discretionary bonus under the Company’s annual cash incentive plan of between 30% and 102% of his base salary. For fiscal 2010, the Compensation Committee exercised discretion to set his target opportunity under the cash incentive plan at 70% of base salary. Mr. Keenan’s employment agreement also entitles him to participate in employee benefit plans applicable to the senior officers of the Company, annual vacation and reimbursement for reasonable travel and other business expenses. He is entitled to certain termination payments and benefits if his employment terminates without cause. As discussed in the section titled “Compensation Discussion and Analysis” above, the Company modified Mr. Keenan’s employment agreement in February 2011 to increase his termination payments by 50% if his employment is terminated by the Company without cause before February 23, 2012. For additional information concerning these termination payments and benefits, see “Potential Payments Upon Termination” below.

2010 Outstanding Equity Awards at Fiscal Year-End

The following table provides information about the stock option and stock awards held by the named executives as of December 26, 2010. This information includes unexercised and unvested stock options, and unvested restricted stock awards. The named executives’ equity awards are separately shown. The vesting schedule for each equity award is shown immediately following the table based on the date on which the equity award was granted and based on whether it is a stock option award or a restricted stock award. The market value of restricted stock awards is based on the closing price of Company common stock as of December 23, 2010 (the last market trading date during the Company’s 2010 fiscal year), which was $4.42. Restricted stock awards subject to performance conditions that were not met by the end of the 2010 fiscal year not included. See the “2010 Grants of Plan-Based Awards” table above for more information concerning those awards.

	Option Awards						Stock Awards
Name	Option Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable(#)	Number of Securities Underlying Unexercised Options Exercisable(#)	Option Exercise Price ($)	Option Expiration Date	Stock Grant Date	Number of Shares or Units of Stock That Have Not Vested ($)	Market Value of Shares or Unites of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That have Not Vested ($)
Charles G. Raymond	9/27/2005	(b)	124,000	–	$10.00	9/27/2015	–	–	$–	–	$–
	4/7/2006		105,425	–	12.54	4/7/2016	–	–	–	–	–
	3/26/2007		30,000	–	33.51	3/26/2017	–	–	–	–	–
	4/24/2008		25,000	–	14.63	4/24/2018	–	–	–	–	–
	–		–	–	–	–	4/24/2008	–	–	15,000	66,300

Michael T. Avara	9/27/2005	(b)	12,400	–	10.00	9/27/2015	–	–	–	–	–
	4/7/2006		10,625	–	12.54	4/7/2016	–	–	–	–	–
	3/26/2007		7,500	–	33.51	3/26/2017	–	–	–	–	–
	4/24/2008		–	15,000	14.63	4/24/2018	–	–	–	–	–
	–		–	–	–	–	4/24/2008	–	–	10,000	44,200
	–		–	–	–	–	3/18/2009	–	–	25,000	110,500
	–		–	–	–	–	3/15/2010	–	–	20,000	88,400

John V. Keenan	9/27/2005	(b)	54,800	–	10.00	9/27/2015	–	–	–	–	–
	9/27/2005	(a)	13,125	–	10.00	9/27/2015	–	–	–	–	–
	4/7/2006		46,750	–	12.54	4/7/2006	–	–	–	–	–
	3/26/2007		15,000	–	33.51	3/26/2017	–	–	–	–	–
	4/24/2008		–	15,000	14.63	4/24/2018	–	–	–	–	–
	–		–	–	–	–	4/24/2008	–	–	10,000	44,200
	–		–	–	–	–	3/18/2009	–	–	25,000	110,500
	–		–	–	–	–	3/15/2010	–	–	20,000	88,400

Brian W. Taylor	9/27/2005	(b)	37,800	–	10.00	9/27/2015	–	–	–	–	–
	9/27/2005	(a)	4,375	–	10.00	9/27/2015	–	–	–	–	–
	4/7/2006		46,750	–	12.54	4/7/2016	–	–	–	–	–
	3/26/2007		15,000	–	33.51	3/26/2017	–	–	–	–	–
	4/24/2008		–	15,000	14.63	4/24/2018	–	–	–	–	–
	–		–	–	–	–	4/24/2008	–	–	10,000	44,200
	–		–	–	–	–	3/18/2009	–	–	25,000	110,500
	–		–	–	–	–	3/15/2010	–	–	20,000	88,400

Robert S. Zuckerman	9/27/2005	(b)	12,400	–	10.00	9/27/2015	–	–	–	–	–
	4/7/2006		10,625	–	12.54	4/7/2016	–	–	–	–	–
	3/26/2007		7,500	–	33.51	3/26/2017	–	–	–	–	–
	4/24/2008		–	7,000	14.63	4/24/2018	–	–	–	–	–
	–		–	–	–	–	4/24/2008	–	–	1,000	4,420
	–		–	–	–	–	3/18/2009	–	–	11,250	49,725
	–		–	–	–	–	3/15/2010	–	–	7,000	30,940

(1)	Option Awards Vesting Schedule

Grant Date	Vesting Schedule
9/27/2005(a)	100% vested in 2006
9/27/2005(b)	100% vested in 2008
4/7/2006	100% vested in 2009
3/26/2007	100% vested in 2010
4/24/2008	100% vests in 2011; prorated early vesting for retirement after age 591/2. Options granted to Mr. Raymond vested pursuant to the Separation Agreement executed in connection with his retirement on March 11, 2011.

Stock Awards Vesting Schedule

Grant Date	Vesting Schedule
4/24/2008	100% vests in 2011 if the Company’s earnings per share for fiscal 2010 meets or exceed a target tied to a 15% compound annual rate of growth. If this condition is not met, 100% may vest in 2012, 2013 or 2014 if the executive remains in continuous employment to such dates and the Company’s earnings per share for the immediately prior fiscal year meets the 15% compound annual rate of growth target. Prorated early vesting for retirement after age 591/2 if performance condition also is met.
3/18/2009	100% vests in 2012; prorated early vesting for retirement when age plus years of service equals or exceeds 75.
3/15/2010	100% vests in 2013; prorated early vesting for retirement when age plus years of service equals or exceeds 75.

2010 Option Exercises and Stock Vested

The following table provides information for the named executives regarding stock options that were exercised during fiscal 2010 and shares acquired under stock awards that vested in fiscal 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles G. Raymond	–	–	75,965	$423,125
Michael T. Avara	–	–	–	–
John V. Keenan	–	–	–	–
Brian W. Taylor	–	–	–	–
Robert S. Zuckerman	–	–	–	–

Potential Payments upon Termination

Separation Agreement with Mr. Raymond.

As discussed in the section titled “Compensation Discussion and Analysis” the Company and Mr. Raymond entered into a separation agreement in connection with Mr. Raymond’s retirement from the Company in March 2011. The separation agreement provides Mr. Raymond with severance payments of $140,000 per month for the first seven months following his retirement and $72,333 per month for the next eighteen months. In addition, Mr. Raymond will be reimbursed for premiums relating to his continued health care coverage under COBRA for the period he and his eligible dependents are entitled to such coverage.

The following table describes the total value of severance payments and benefits under Mr. Raymond’s separation agreement.

Executive Payments and Benefits Upon Separation	Total Value ($)
Compensation:
Severance	2,281,994
Benefits:
COBRA premium reimbursement	22,032

Total	2,304,026

Mr. Raymond’s Stock Option and Restricted Stock Awards.

In connection with Mr. Raymond’s retirement on March 11, 2011, all of his unvested stock options vested and became exercisable. The intrinsic value of those stock options would have been $0 based on the $4.42 closing price of Company common stock as of December 23, 2010 (the last market trading date during the Company’s 2010 fiscal year).

Employment Agreement with Mr. Keenan.

Mr. Keenan is entitled to certain payments and benefits under his employment agreement if he is terminated by Horizon Lines or the Company without Cause. “Cause” for this purpose means termination of Mr. Keenan’s employment by Horizon Lines or the Company due to his failure to substantially perform the duties of his position; his failure to comply with or carry out any lawful and reasonable directive of the Board of Directors, the Board of Directors of Horizon Lines, or the Chief Executive Officer of Horizon Lines; his material breach of the Company’s Code of Business Conduct and Ethics; his conviction, plea of no contest or imposition of unadjudicated probation for any felony other than a traffic violation or purely as a result of his title or position; his unlawful use or possession of illegal drugs; or his commission of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against Horizon Lines or the Company. Mr. Keenan must be given advance notice and a specified period to remedy certain of these events before his employment can be terminated for Cause.

As discussed in the section titled “Compensation Discussion and Analysis” above, the Company modified Mr. Keenan’s employment agreement in February 2011. Before the agreement was modified, if his employment was terminated without Cause he was entitled to receive an amount equal to his annual base salary in effect immediately prior to his termination, payable over a twelve month period following Mr. Keenan’s termination of employment in accordance with the Company’s normal payroll practices. For one year following the date of his termination of employment, Mr. Keenan was also entitled to continue coverage for himself and his eligible dependents under all Horizon Lines group health benefit plans in which he and his dependents were participants immediately prior to the date of his termination of employment. Following the February 2011 modification, if Mr. Keenan’s employment is terminated by the Company without Cause before February 23, 2012, he is entitled to a payment of $510,000 in lieu of the payment required under the agreement and the continued health benefit plan coverage described above. Mr. Keenan is entitled to the severance benefits described above only if he executes a general waiver and release.

If Mr. Keenan’s employment terminates for any other reason during the term of the agreement, including non-extension of the term by Mr. Keenan or Horizon Lines, Mr. Keenan’s resignation for any reason, Mr. Keenan’s termination by Horizon Lines or the Company for Cause, or Mr. Keenan’s death or disability, Mr. Keenan is entitled only to his accrued unpaid annual base salary through the date of termination, plus any accrued unpaid vacation pay and any unpaid amounts arising through the date of termination under any employee benefit plans in which Mr. Keenan participates. Mr. Keenan is subject to non-competition and non-solicitation restrictions following termination of his employment for any reason.

The following table describes the termination payments and benefits under Mr. Keenan’s employment agreement assuming that he terminated employment on December 26, 2010 with a base salary of $340,000.

Executive Payments and Benefits Upon Separation	Resignation for Good Reason ($)	Non- Extension of Term by the Executive ($)	Resignation Without Good Reason ($)	Termination for Cause ($)	Termination Without Cause ($)		Non- Extension of Term by the Company ($)	Disability Termination ($)	Death Termination ($)
Compensation:
Severance	–	–	–	–	340,000	(1)	–	–	–
Benefits & Perquisites:(2)
Health Plan Continuation	–	–	–	–	17,907		–	–	–

Total	–	–	–	–	357,907		–	–	–

(1)	The Company has modified Mr. Keenan’s employment agreement to provide a payment of $510,000 if Mr. Keenan is terminated without cause prior to February 23, 2012 in lieu of the payment of $340,000.
(2)	No perquisites or benefits are provided to Mr. Keenan following termination of employment except that for one year following termination of employment, Mr. Keenan and any of his dependents may continue to participate in Company-sponsored group health plans in which they were entitled to participate immediately prior to termination. The value of this benefit was determined based on accounting standards for post-retirement health benefits (FAS 106).

Severance Agreement with Mr. Zuckerman.

Mr. Zuckerman is party to a severance agreement with Horizon Lines (which is a wholly-owned subsidiary of the Company). The agreement provides that if he is terminated by Horizon Lines without Cause within twenty four (24) months following a Liquidity Event, as those terms are defined in the severance agreement, Horizon Lines will continue to pay him his annual base salary for one year after the termination date, in accordance with its regular payroll practices, and provide him with the continuation of any medical benefits during the one-year severance period. During the 24-month period following termination of his employment, Mr. Zuckerman is subject to certain noncompetition and confidentiality restrictions.

A “Liquidity Event” is defined in the agreement as the consummation of the sale, transfer or other disposition of the equity securities of Horizon Lines held by its indirect stockholder, Horizon Lines Holding, in exchange for cash such that immediately following such transaction (or transactions), (i) any entity and/or its affiliates, other than Horizon Lines Holding, acquires more than 50% of the outstanding voting securities of Horizon Lines or (ii) Horizon Lines Holding ceases to hold at least 30% of the outstanding voting securities of Horizon Lines and any entity and its affiliates hold more voting securities of Horizon Lines than Horizon Lines Holding.

In general, Horizon Lines will have “Cause” to terminate Mr. Zuckerman’s employment upon the occurrence of any of the following: (i) the determination by the Horizon Lines board that he failed to substantially perform his duties or comply in any material respect with any reasonable directive of that board, (ii) his conviction, plea of no contest, or plea of nolo contendere of any crime involving moral turpitude, (iii) his use of illegal drugs while performing his duties, or (iv) his commission of any act of fraud, embezzlement, misappropriations, willful misconduct, or breach of fiduciary duty against Horizon Lines.

The following table describes the potential termination payments and benefits under Mr. Zuckerman’s severance agreement. The amounts shown were computed based on the assumption that he terminated employment on December 26, 2010 with a base salary of $275,000.

Executive Payments and Benefits Upon Separation	Resignation for Good Reason ($)	Non- Extension of Term by the Executive ($)	Resignation Without Good Reason ($)	Termination for Cause ($)	Termination Without Cause ($)	Non- Extension of Term by the Company ($)	Disability Termination ($)	Death Termination ($)
Compensation:
Severance	–	–	–	–	275,000	–	–	–
Benefits & Perquisites:(1)
Health Plan Continuation	–	–	–	–	665	–	–	–

Total	–	–	–	–	275,665	–	–	–

(1)	No perquisites or benefits are provided to Mr. Zuckerman following termination of employment except that for one year following termination of employment, he may continue to participate in Company-sponsored group health plans in which he was entitled to participate immediately prior to termination. The value of this benefit was determined based on accounting standards for post-retirement health benefits (FAS 106).

Non-Management Director Compensation

The Company uses a combination of cash and equity-based compensation to attract and retain qualified candidates to serve as non-management directors of the Board. Director compensation is reviewed annually by the Compensation Committee with assistance from its compensation consultant, Towers Watson. Changes in director compensation are made when the Board determines that such changes are appropriate.

During fiscal 2010, the annual retainer fee paid to each non-management director was $50,000. Each non-management director also received a restricted stock award of approximately $60,000. Newly appointed members of the Board receive a restricted stock award of approximately $120,000, subject to a three year vesting requirement. Each Committee chair received an additional retainer fee and the Independent Lead Director received an additional retainer fee and restricted stock award, as described in the footnotes to the table below. All members of the Board are reimbursed for actual expenses incurred in connection with attendance at Board and committee meetings.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All other Compensation ($)(2)	Total ($)
James G. Cameron(3)	57,500	60,000	1,232	118,732
Vernon E. Clark	50,000	60,000	1,581	111,581
Dan A. Colussy(4)	25,000	–	1,232	26,232
William J. Flynn(5)	110,000	115,000	2,756	227,756
Stephen H. Fraser(6)	25,000	179,999	–	204,999
Bobby J. Griffin(7)	25,000	178,806	–	203,806
Alex J. Mandl	50,000	60,000	1,581	111,581
Norman Y. Mineta	50,000	60,000	1,232	111,232
Thomas P. Storrs(8)	65,000	60,000	1,581	126,581

(1)	These amounts consist of 15,306 shares of stock awarded to each non-management director on June 1, 2010 at a closing price of $3.92. Mr. Flynn received an additional award of 14,031 shares of stock on June 1, 2010, as compensation for serving as Lead Independent Director. These awards vested on the date of grant. Mr. Fraser received an additional award of 30,612 shares of restricted stock on June 1, 2010 in conjunction with his initial appointment to the Board of Directors. This award has a three year vesting requirement (with pro-rata vesting if he dies or is disabled before the end of the three year period). Mr. Griffin received an additional award of 30,151 shares of restricted stock on June 9, 2010 in conjunction with his initial appointment to the Board of Directors. This award has a three year vesting requirement (with pro-rata vesting if he dies or is disabled before the end of the three year period). Grant date fair value of these awards was determined in accordance with FASB ASC Topic 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	This column shows the amount of dividends earned on unvested restricted stock awards during 2010 but which were not paid until those awards vested.
(3)	Includes a fee of $7,500 for serving as chair of the Compensation Committee.
(4)	Mr. Colussy served on the Board until his Board term ended on June 1, 2010. He did not seek re-election to the Board.
(5)	Includes a fee of $55,000 for serving as Lead Independent Director and a fee of $5,000 for serving as chair of the Nominating and Corporate Governance Committee.
(6)	Mr. Fraser was elected to the Board of Directors on June 1, 2010, as a Class II Director.
(7)	Mr. Griffin was appointed to the Board of Directors on June 9, 2010, as a Class III Director.
(8)	Includes a fee of $15,000 for serving as chair of the Audit Committee.

Share Ownership Requirements.

Additionally, equity ownership requirements have been established for non-management directors that will require them to hold shares of Company stock equal in value to three times their annual cash retainer, based on an annual average of the closing price of Company stock. This ownership level must be attained within five years of when the director joins the Board of Directors. Mr. Cameron is the only director with five years of service with the Board. He is in compliance with the equity ownership requirements.

Grants of Long-Term Stock Incentive Awards in 2011

On June 2, 2011, the Committee made its annual compensation determinations for the members of our Board of Directors. Our Board of Directors granted to Mr. Fraser, our interim President and Chief Executive Officer, an award of 49,180 restricted stock units (“RSUs”). Mr. Fraser received the grant of the RSUs in his capacity as a member of our Board of Directors.

Each RSU has an economic value equal to a share of the Company’s Common Stock (excluding the right to receive dividends). The RSUs will vest June 2, 2012, subject to Mr. Fraser’s continued service on our Board of Directors through that date. The RSUs are subject to customary terms and conditions which are set forth in the Company’s 2009 Incentive Compensation Plan and in the form of Restricted Stock Unit Award Agreement.

STRUCTURE AND FUNCTIONING OF THE BOARD OF DIRECTORS

Composition of the Board of Directors

Each of our directors is voted upon for election every three years, with one-third of the Board up for election at every annual meeting of stockholders. The number of directors is not less than three and not more than thirteen, the exact number to be determined from time to time by resolution of the Board of Directors. In all instance, a majority of the directors comprising the members of the Board of Directors (and each committee thereof) (or such greater portion thereof as may be necessary under the Merchant Marine Act, 1920, as amended, the Shipping Act, 1916, as amended, any successor statutes thereto, and the regulations promulgated thereunder, in each case as amended or supplemented from time to time (the “Maritime Laws”), in order for the Company to continue to qualify as a U.S. Citizen under the Maritime Laws and, therefore, not cease to be qualified under the Maritime Laws to own and operate vessels in the coastwide trade of the United States), in each case as fully constituted, shall be citizens of the United States. The chairman of each committee handles the function of lead director for committee matters, serves as the spokesperson for the committee and provides recommendations and guidance to the Board of Directors and the Chairman of the Board of Directors.

Our Board of Directors reviews from time to time its procedures and processes, as well as its guidelines on corporate governance. The guidelines on corporate governance are available on the Company’s website, www.horizonlines.com. Each committee of the Board may retain its own legal or other advisors from time to time as the committee believes appropriate, and the committee will be responsible for the terms of the engagement and the amount of compensation of the advisors. The Company is responsible for payment of any compensation to the advisors pursuant to such terms. Under the guidelines on corporate governance, the Board develops procedures for orientation and continuing education of the directors.

On November 11, 2011, our Board of Directors adopted a resolution that increased the size of our Board of Directors to eleven members to be comprised of four Class I Directors, four Class II Directors and three (3) Class III Directors. Effective November 25, 2011, four of our eight current directors, James G. Cameron, Vernon E. Clark U.S.N. (Ret.), Norman Y. Mineta, and Thomas Storrs will retire. Our Board of Directors will appoint four of the new directors listed in this Information Statement to fill the terms of these four retiring directors. Our Board of Directors will appoint three of the new directors listed in this Information Statement to fill the new positions created by the recent increase in the size of our Board of Directors. The seven new directors have been nominated by our Board of Directors. Prior to the closing of the exchange offer, each of these new directors was designated by an ad-hoc committee comprised of some of the largest holders of the Old Notes. Accordingly, our Board of Directors has appointed Jeffrey A. Brodsky, Kurt M. Cellar and David N. Weinstein as Class I Directors whose term expires at the annual meeting of our stockholders in 2012, Carol B. Hallett and Martin Tuchman as Class II Directors whose term expires at the annual meeting of our stockholders in 2013 and James LaChance and Steven L. Rubin as Class III Directors whose term expires at the annual meeting of our stockholders in 2014. Four persons currently serving as members of our Board of Directors, William J. Flynn, Stephen H. Fraser, Bobby J. Griffin, and Alex J. Mandl, did not resign.

The Board will determine the committee assignments of its directors in its first meeting to be held on or about December 8, 2011, following the resignation of four of our eight current directors and the election of the nominee directors.

Board Leadership Structure

The Board of Directors is currently led by a non-executive Chairman, Alex Mandl, who is an independent director. While the Board of Directors believes that it is in the best interest of the stockholders and the Company to have the flexibility to determine the best director to serve as Chairman of the Board of Directors, whether such director is an independent director, an employee or the Chief Executive Officer, the

Board of Directors’ current preferred governance structure is to have an independent director serve as Chairman.

The Board of Directors recognizes that there is no single, generally accepted approach to providing Board of Directors leadership, and the Board of Directors’ leadership structure may vary in the future as circumstances warrant.

The Chairman oversees the planning of the annual Board of Directors calendar, and, with the Chief Executive Officer, in consultation with the other directors, schedules and sets the agenda for meetings of the Board of Directors and leads the discussion at such meetings. The Chairman also presides at executive sessions, serves as a liaison between the CEO and the independent directors, sees that directors receive appropriate and timely information is available in appropriate circumstances to speak on behalf of the Board of Directors, and performs such other functions and responsibilities as requested by the Board of Directors from time to time. The Chairman also encourages direct dialogue between all directors and management and provides leadership to the Board of Directors in its oversight function.

Risk Oversight

The Company’s corporate governance guidelines provide that the “business and affairs of the Corporation are managed under the direction of the Board” of Directors, and in fulfilling this responsibility, the Board of Directors plays both a direct and indirect role in the Company’s overall risk management process. Examples of the direct role played by the Board of Directors are reflected in the responsibilities and duties assigned to the various committees of the Board of Directors. These examples are not exhaustive, and the Committees’ charters provide more abundant details on the scope of such responsibilities and duties.

Committees	Risk Related Duties and Responsibilities
Audit Committee	Among the many responsibilities of the Audit Committee is the duty to review the effectiveness of the Company’s internal controls over financial reporting as well as the duty to review the effectiveness of the Company’s procedures for monitoring compliance with all applicable laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of noncompliance.

Compensation Committee	Among the many responsibilities of the Compensation Committee is the duty to oversee and administer the Company’s executive compensation programs and policies and to periodically review their operation to ensure the achievement of their intended purposes as well as the duty to review succession planning and management development activities and strategies for key officers of the Company and its subsidiaries.

Nominating and Corporate Governance Committee	Among the many responsibilities of the Nominating and Corporate Governance Committee is the duty to direct the search for, evaluate the qualifications of, and select candidates for nomination to the Board as well as the duty to formulate, annually review, and ensure the compliance with the Company’s Corporate Governance Guidelines.

The Board of Directors , as a whole, also oversees and manages the Company’s strategic responses to the various risk factors faced by the Company. These risk factors are more fully discussed in the Company’s most recent Quarterly Report on Form 10-Q and include, but are not limited to, government investigations, class action litigation, significant operating initiatives, future liquidity, and the Company’s substantial indebtedness. In an effort to further improve upon the Board of Directors, understanding of risks facing the Company as well as to better understand management’s efforts to mitigate such risks, the Board of Directors had asked management to explore a more process oriented approach to risk identification and tracking. In furtherance of this more processed oriented approach, management at the request of the Board of Directors began an effort during 2009 to implement an Enterprise Risk Management framework.

Through this effort, management has developed an enterprise-wide process identifying risks, monitoring risks and management’s mitigation efforts and reporting on risks. Management’s implementation progress has been monitored quarterly by the Audit Committee. Additionally, the entire Board of Directors now receives updates on the implementation progress and monitors identified key risks through a risk reporting dashboard and through detailed discussions on key risks.

As part of its oversight of the Company’s executive compensation program, the Compensation Committee reviews and considers the Company’s compensation policies and procedures to determine whether they present a significant risk to the Company. For more information see the “Compensation Discussion and Analysis” above and the section titled “Compensation Risk Assessment” above.

Corporate Governance Guidelines

The Board of Directors believes that a commitment to good corporate governance enhances shareholder value. To that end, the Board of Directors has adopted governance policies and procedures to ensure effective governance of the Board of Directors and the Company. Our corporate governance guidelines, as amended from time to time, may be found on our web site at, http://www.horizonlines.com. Our corporate governance guidelines also are available in print to any stockholder upon written request, directed to our Corporate Secretary at our principal executive offices, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. Our Board of Directors intends to review its corporate governance principles, Committee charters and corporate governance matters annually or more often if necessary, to remain current in all aspects of corporate governance.

Meetings of the Board of Directors and Committees.

The Board of Directors held 13 formal meetings during 2010 and acted by unanimous written consent once. The Board of Directors has three standing committees: the Compensation Committee; the Audit Committee; and the Nominating and Corporate Governance Committee. The Company’s Corporate Governance guidelines with respect to attendance of Board of Directors and committee meetings is that each director should make every effort to attend all of the regular meetings of the Board of Directors and of the committees of the Board of Directors on which the director serves in person. During 2010, each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors held during the period of such director’s membership and meetings of the committees on which such director served during the period of such director’s membership. Four of our directors attended the 2010 Annual Meeting in person, All nominees and directors are invited and encouraged to attend the annual meeting of stockholders but we do not have a policy requiring such attendance.

Director Independence

Our Board of Directors, with the assistance of legal counsel, reviews annually the independence of each director. During these reviews, the Board of Directors considers all transactions and relationships between each director (and his immediate family and affiliates) and the Company to determine whether any of those transactions or relationships are inconsistent with a determination of independence. The Board of Directors determined that none of the directors who qualify as independent have a material business, financial or other relationship with the Company, other than as a director or stockholder of the Company. In addition, no director serves as a director, trustee or executive officer of any charitable organization that, in any single fiscal year, receives contributions from the Company in an amount that exceeds the greater of $1 million or two percent of the revenues of that organization. Prior to the resignation of four of our eight directors, our Board of Directors had determined that no transactions or relationships exist that would disqualify Messrs. Cameron, Clark, Flynn, Griffin, Mandl, Mineta, or Storrs under the rules of The New York Stock Exchange and that each of them satisfies the independence requirements of The New York Stock Exchange. Our Board of Directors has determined, upon appointment of each of the seven nominees to the Board effective November 25, 2011, that no transactions or relationships exist that would disqualify Messrs. Brodsky, Cellar, LaChance, Rubin, Tuchman or Weinstein or Mrs. Hallett under the rules of The New York Stock Exchange and that each of them satisfies the independence requirements of The New York Stock Exchange.

Our Board of Directors determined that Mr. Fraser, who became our interim President and Chief Executive Officer effective March 11, 2011, does not satisfy the independence requirements of The New York Stock Exchange as of that date. None of the other directors determined by the Board to be independent has any relationship with us other than as director and/or stockholder.

Director Criteria, Diversity, and Nomination Process

Pursuant to its charter and our corporate governance guidelines, the Nominating and Corporate Governance Committee is responsible for considering and recommending all nominees for election as directors, including stockholder nominees. However, the final approval of any candidate’s nomination is determined by our Board of Directors. The Nominating and Corporate Governance Committee has established Board of Directors candidate guidelines which set the criteria to be considered in evaluating the candidacy of an individual for membership on the Board of Directors. Those candidate guidelines are attached to our corporate governance guidelines and are made available on our website at http://www.horizonlines.com under the “Investors” tab. Among the many criteria that the Nominating and Corporate Governance Committee considers is whether a potential candidate will bring diverse perspectives to the Board of Directors, including diversity in professional experience and diversity in terms of race, gender, age and background. As part of the evaluation process, a candidate’s educational and work experiences, personal characteristics, and involvement in civic and community activities are assessed to determine the scope of diverse perspectives that the candidate may have to offer.

Suggestions for director nominations may be made in writing and mailed to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, at the Company’s principal executive offices, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. Any such submission must be accompanied by the written consent of the candidate, which states that he or she consents to being nominated in the Company’s Proxy Statement, and serve as a director, if elected. Further, such nominations must be submitted in a manner that complies with Section 2.11 of our Bylaws, which establishes certain requirements for the information that must be provided by the nominating stockholder (or Stockholder Associated Person, as defined in our Bylaws), and the timeliness of the notice of such nomination. Section 2.11 the Company’s Bylaws was amended by the Board of Directors in January 2009 to ensure that complete information regarding the interest of a nominating stockholder is fully disclosed. We will furnish a copy of the Bylaws to any person, without charge, and upon written request directed to our Corporate Secretary at our principal executive offices.

Our Nominating and Corporate Governance Committee will evaluate all stockholder-recommended candidates on the same basis as any other candidate. Among other things, the Nominating and Corporate Governance Committee will consider the experience and qualifications of each candidate as well as his or her past or anticipated contributions to the Board of Directors and its Committees.

During fiscal 2010, the Nominating and Corporate Governance Committee retained Heidrick & Struggles, a nationally recognized, third party search firm, to assist in identifying potential candidates for the Board of Directors . The Committee worked with Heidrick & Struggles to develop a work plan, position specifications, a skills and qualifications matrix, and target lists. Particular emphasis was placed on identifying candidates that could bring strong transportation and logistics experience to the Board of Directors. Based on input from the Committee, initial lists were narrowed and interviews with potential candidates were scheduled and conducted with individual members of the Nominating and Corporate Governance Committee. The search process resulted in the Committee’s recommendation of Bobby J. Griffin and Stephen H. Fraser to serve on the Board of Directors. The shareholders elected Mr. Fraser at the 2010 annual meeting, and the Board of Directors appointed Mr. Griffin to fill a vacancy as a Class III Director on June 9, 2010.

For more information regarding stockholder nominations of director candidates for the 2012 Annual Meeting, see the section titled “Submission of Stockholder Proposals” in this Information Statement, as well as our Bylaws, which are available at http://www.horizonlines.com under the “Investors” tab.

Executive Sessions of the Board of Directors

The non-management directors meet in conjunction with regular meetings of the Board of Directors outside the presence of management in executive sessions. In addition, certain independent directors met in executive session four times in fiscal 2010. After certain executive sessions, a designated director updates the Chief Executive Officer on the key items discussed, as appropriate. The Lead Independent Director presided at all such regularly scheduled executive sessions of the non-management directors during fiscal 2010. Our Board of Directors appointed a non-executive Chairman, effective March 11, 2011, who will preside over all executive sessions of the non-management directors, as well as over meetings of the Board of Directors.

Committees of the Board of Directors

Pursuant to our Bylaws, the Board of Directors has established three committees to perform certain management and administration functions: the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee. The composition of these Committees of the Board of Directors complies with the rules of The New York Stock Exchange and the provisions of the Sarbanes-Oxley Act of 2002, including applicable independence requirements. The charters of each of the Audit, Compensation and Nominating and Corporate Governance Committees, as amended from time to time, are available on our website at http://www.horizonlines.com under the “Investors” tab. Once you have accessed the “Investors” section of our website, click the “Corporate Governance” link under the “Company Information” heading. Alternatively, each charter is available in print to any stockholder, by written request to the Company’s Corporate Secretary, at the Company’s principal executive offices, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211.

Compensation Committee

The Compensation Committee was established by the Board of Directors to oversee the determination, implementation and administration of the compensation for the Company’s executive officers. The Compensation Committee met nine times in the fiscal year ended December 26, 2010. The current members of the Compensation Committee are Messrs. Cameron (chairman), Clark, and Griffin. Mr. Flynn served as a member of the Compensation Committee during the fiscal year ended December 26, 2010 until Mr. Griffin was appointed to the Compensation Committee in June 2010.

Each member of the Compensation Committee qualifies as independent under The New York Stock Exchange’s listing requirements, as an “outside director” under Section 162(m) of the Internal Revenue Code and as a “non-employee director” under Rule 16b-3 of the Exchange Act. The specific responsibilities of the Compensation Committee are to:

•

review and approve goals and objectives relevant to the Chief Executive Officer’s compensation, establish a procedure for evaluating the Chief Executive Officer’s performance, evaluate such performance annually in light of those pre-established goals and objectives, and annually review and set the base salary and other annual and long-term compensation of the Chief Executive Officer;

•

determine the compensation of the Company’s other executive officers under such procedures as it determines are appropriate, which may be similar to the procedures used to determine the Chief Executive Officer’s compensation;

•

evaluate the total compensation paid to each executive officer, including base salary, annual incentives, long-term incentives, retirement plans, perquisites (if applicable) and all other compensation payable in the ordinary course and under any applicable special circumstances;

•	approve grants under and to administer the Company’s stock-based compensation plans;

•

perform such duties and responsibilities as may be assigned to it under the terms of any executive compensation plan or otherwise delegated to it by the Board of Directors in connection with such a plan;

•

review and discuss with management the Compensation Discussion and Analysis and, based on that review and discussion, recommend to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s annual Proxy Statement or Annual Report on Form 10-K. See “Executive Compensation—Compensation Discussion and Analysis;”

•	prepare the Compensation Committee Report for inclusion in the Company’s annual Proxy Statement or Annual Report on Form 10-K;

•	adopt, and then review and assess on an annual basis, a compensation philosophy which contains the core principles of the Company’s compensation programs for executives;

•	assess the Company’s compensation policies and practices for all employees to determine if such policies and practices pose risks that could have a material adverse effect on the Company;

•

administer the Company’s executive compensation programs and policies, including the Company’s stock ownership guidelines, and to periodically review their operation to ensure the achievement of their intended purposes;

•	review succession planning and management development activities and strategies for key officers of the Company and its subsidiaries; and

•	establish such policies as it deems appropriate regarding delegation of authority to executive officers.

The Compensation Committee operates under a written charter that describes these and other responsibilities that have been assigned by the Board of Directors to the Compensation Committee. The charter also describes membership standards and procedures of the Compensation Committee. The Compensation Committee regularly reports to the Board of Directors, reviews the adequacy of its charter at least annually and conducts an annual evaluation of its performance.

The Compensation Committee also has the responsibility to review and evaluate, on at least an annual basis, the compensation for non-management members of the Board of Directors and to make recommendations to the Board of Directors regarding such compensation. Only non-management directors are compensated for their service as directors. The compensation for non-management directors is described below.

Role of Executive Officers in Compensation Setting. The Chief Executive Officer annually reviews the performance of each executive officer and certain other executives. His own performance is separately reviewed by the Compensation Committee without him present. The Chief Executive Officer recommends salary adjustments and annual award amounts for those executives based on his review of their performance. The Compensation Committee may exercise discretion to modify any recommended salary adjustment or compensation award as it deems appropriate under the circumstances. Decisions regarding compensation for other employees are made by the Chief Executive Officer in consultation with executive officers, except for stock-based compensation which is determined by the Compensation Committee.

Company management makes recommendations to the Compensation Committee regarding stock-based compensation for all non-executive employees of the Company. Management also develops and presents to the

Compensation Committee recommendations for the design of compensation programs, including stock and cash-based incentives and other programs designed to attract, motivate and retain key employees.

The Compensation Committee has unrestricted access to the Company’s management and may request the participation of management in any discussion of a particular subject at any meeting. Compensation Committee meetings are regularly attended by the Chief Executive Officer and the Vice President of Human Resources, who is responsible for leading some of the discussions regarding the Company’s compensation programs. When the Compensation Committee meets in executive session, neither the Chief Executive Officer, the Vice President of Human Resources nor any other member of management is present. The Chief Executive Officer does not participate in any discussions regarding his compensation.

The Compensation Committee may request the participation of management or outside advisers as it deems necessary or appropriate. The Compensation Committee regularly reports to the Board of Directors on compensation matters and annually reviews the Chief Executive Officer’s compensation with the Board of Directors in executive session of non-management directors only. On occasion, the Compensation Committee may seek approval or ratification of certain compensation decisions by the Board of Directors when the Board of Directors meets in executive session of non-management directors only.

Use of Compensation Consultants. The Compensation Committee has the authority, without any further approval from the Board of Directors, to retain advisers and experts as it deems appropriate, including compensation consultants. In retaining a compensation consultant, the Compensation Committee has sole authority to approve the consulting firm’s fees and other terms of the engagement, and has the sole authority to terminate the consultant.

During the fiscal year ended December 26, 2010, the Compensation Committee engaged an independent executive compensation consulting firm, Towers Watson, to advise it on compensation matters. Towers Watson was engaged to help develop a custom peer group and analyze compensation data for the peer group, to assist in developing appropriate designs for annual performance-based compensation, and to analyze proposed awards of stock-based compensation and assist in designing the terms of those awards.

Towers Watson does not provide any services to the Company or any of its subsidiaries. Its only role is to advise the Compensation Committee on executive and director compensation.

Audit Committee

The current members of the Audit Committee are Messrs. Storrs (Chairman), Mandl and Flynn. Mr. Fraser served as a member of the Audit Committee during the fiscal year ended December 26, 2010 and until he was appointed interim President and Chief Executive Officer in March 2011. Mr. Storrs has been designated as an “Audit Committee Financial Expert.” The principal functions of the Audit Committee are to:

•	assist our Board of Directors in fulfilling its responsibility to oversee:

(i)	the Company’s relationship with its independent auditor, including the auditor’s qualifications, independence and performance,

(ii)	the integrity of the Company’s financial statements and reporting practices,

(iii)	the Company’s compliance with legal and regulatory requirements, and

(iv)	the performance of the Company’s internal audit function;

•	appoint, compensate, retain, oversee, evaluate and (when necessary or desirable), terminate the Company’s independent auditor; and

•	prepare the Committee’s report, required by SEC rules to be included in the Company’s annual proxy statement;

The Audit Committee met five times in the fiscal year ended December 26, 2010.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Messrs. Mandl (Chairman), Clark, and Mineta. Mr. Flynn served as the Chairman of the Nominating and Corporate Governance Committee during the fiscal year ended December 26, 2010 until he was appointed as a member of the Audit Committee in March 2011. The principal functions of the Nominating and Corporate Governance Committee are to:

•	establish criteria for the selection of new directors and submit those criteria to the Board of Directors for approval;

•	identify and approve individuals qualified to serve as members of our Board of Directors;

•	select director nominees for our Annual Meeting of Stockholders;

•	evaluate the performance of our Board of Directors and Committees of the Board of Directors;

•	review and recommend to our Board of the Board of Directors, any appropriate changes to the membership of the Committees of the Board of the Board of Directors;

•	develop guidelines and oversight regarding corporate governance; and

•	review, approve, and, if necessary, amend the Company’s corporate governance documents.

The Nominating and Corporate Governance Committee met six times in the fiscal year ended December 26, 2010.

AUDIT COMMITTEE REPORT

During fiscal 2010, Thomas Storrs served as Chairman of the Audit Committee of the Board of Directors. The other members of the Audit Committee during fiscal 2010 were Alex Mandl and Stephen Fraser. William Flynn joined the Audit Committee on March 11, 2011 and Stephen Fraser no longer serves on the Audit Committee. The Board of Directors has determined that all members of the Audit Committee were independent at the time serving on the Audit Committee and are financially literate as required by the NYSE listing standards, and that Mr. Storrs is an “audit committee financial expert,” as defined by SEC rules, and has accounting or related financial management expertise, as required by the NYSE’s listing requirements.

The Audit Committee has met and reviewed and discussed the Company’s audited financial statements for the fiscal year ended December 26, 2010 with the Company’s management, which has the primary responsibility for the Company’s financial statements, as well as with the Company’s independent registered public accounting firm, Ernst & Young LLP who are responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board. The Audit Committee is not providing any expert or special assurance as to the Company’s financial statements or providing any professional certification with respect to the independent registered public accounting firm’s work product.

The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 114, “The Auditor’s Communication With Those Charged With Governance”, as adopted by the Public Company Accounting Oversight Board. The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP communications with the Audit Committee concerning independence. The Audit Committee also considered whether Ernst & Young LLP’s non-audit services to the Company were compatible with the independence requirements and concluded their independence was not compromised by the provision of these services.

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2010 for filing with the SEC.

This report is provided by the following independent directors, who comprise the Audit Committee:

Thomas Storrs, Chairman

Alex Mandl

William J. Flynn

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Advancement of Legal Expenses. Pursuant to our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, indemnification agreements and certain contractual obligations, we are obligated to advance legal fees to our directors and officers under certain circumstances, subject to limitations of the Delaware General Corporation Law. As part of that obligation, we have advanced legal fees relating to the representation of Messrs. Raymond, Keenan, and Taylor in connection with various litigation matters pending against us related to possible antitrust violations in the domestic shipping business and shareholder litigation for alleged misstatements and omissions in connection with such possible antitrust violations, as described under “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 26, 2010 filed with SEC on March 28, 2011. During the fiscal year ended December 26, 2010, we advanced a total of $1,238,409 on behalf of Mr. Raymond.

We have adopted the Horizon Lines Code of Business Conduct and Ethics, which specifically addresses conflicts of interest. Specifically, in the section of the Code of Ethics titled “Conflicts of Interest,” the Company requires its officers, directors and employees to refrain from having any financial or other relationship in or with a third party that does business with the Company in a situation where the officer, director or employee has authority for the Company’s interests. The Code of Ethics is posted on our website under “Corporate Governance” at http://www.horizonlines.com.

Code of Ethics

We have adopted the Horizon Lines Code of Business Conduct and Ethics (the “Code of Ethics”), which is applicable to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions. The Code of Ethics satisfies all requirements of the Sarbanes-Oxley Act and the rules and regulations promulgated by the SEC pursuant to that Act, as well as the listing standards established by The New York Stock Exchange. The Code of Ethics is posted on our website under “Corporate Governance” at http://www.horizonlines.com. The Code of Ethics is available in print to any stockholder or interested person, without charge and upon written request directed to our Corporate Secretary at our principal executive offices.

Waivers of provisions from the Code of Ethics may be granted to a director or an executive officer of the Company only by our Board or by a Committee designated by our Board. Any waiver granted to any director or executive officer will be publicly disclosed as required by The New York Stock Exchange and applicable laws, rules and regulations. During fiscal 2010 no such waivers were granted. The Code of Ethics is also reviewed periodically, and we may issue additional policy statements from time to time, either to address topics not covered in the Code of Ethics or to provide greater detail on topics already covered.

STOCKHOLDER PROPOSALS AND COMMUNICATIONS

WITH THE BOARD

Stockholder Proposals for Inclusion in the 2012 Proxy Statement

We currently expect to hold our 2012 Annual Meeting of Stockholders in June 2012. In order to be eligible for inclusion in the Proxy Statement for the 2012 Annual Meeting of Stockholders, a stockholder proposal must be received by the Company’s Corporate Secretary at the Company’s principal executive offices at 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211 no later than December 11, 2011 (the date that is 120 days before the first anniversary of the date hereof). Rule 14a-8, as prescribed by the SEC pursuant to the Securities Exchange Act of 1934, sets forth further procedures that a stockholder must follow for a proposal to be considered for inclusion as well as those circumstances under which a proposal may be excluded.

Stockholder Proposals for Presentation at the 2012 Annual Meeting

Should a stockholder desire to nominate a candidate for director or propose any other business at the 2012 Annual Meeting outside of the process outlined above for inclusion of such nomination or proposal in the Proxy Statement, such stockholder must give us timely written notice. This notice must comply with applicable laws and our bylaws. Copies of our bylaws are available to stockholders free of charge on request to our Corporate Secretary at our principal executive offices, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. They are also available on our website at http://www.horizonlines.com.

To be timely, notice shall be delivered to our Secretary not less than 90 days nor more than 120 days prior to the date which is the first anniversary of the date on which the Company first mailed its proxy materials for the 2010 Annual Meeting; provided, that, in the event the date of the 2012 Annual Meeting is more than 30 days before or after the anniversary date of the 2012 Annual Meeting, notice by the stockholder must be delivered no earlier than 120 days before the 2012 Annual Meeting and not later than the close of business on the date that is the later of (i) 90 days before the 2011 Annual Meeting or (ii) 10 days following the day on which we make public announcement of the date of such meeting. The public announcement of an adjournment or postponement of an Annual Meeting of Stockholders shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

COMMUNICATIONS WITH STOCKHOLDERS

Stockholders and interested parties who wish to send communications to our Board, any individual director, our Non-Executive Chairman, or our other independent directors or non-management directors as a group, may do so by addressing their correspondence to the appropriate party, c/o Corporate Secretary, 4064 Colony Road, Suite 200, Charlotte, North Carolina 28211. Depending upon the subject matter of the communication, our Corporate Secretary will, as appropriate:

•	forward the communication to the director or directors to whom it is addressed;

•	attempt to handle the inquiry directly where it contains a request for information about the Company; or

•	decline to forward the communication if it is primarily commercial in nature or if it relates to an inappropriate subject matter.

Stockholder complaints or concerns relating to financial and accounting methods, internal accounting controls or auditing matters should be sent to the attention of the Chairman of the Audit Committee, Thomas Storrs, c/o Corporate Secretary. All stockholder communications will be periodically summarized for our Board and each letter will be made available to any director upon request.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Exchange Act. In addition, we have filed with the SEC various communications related to the Exchange Offer pursuant to Rule 425 under the Securities Act of 1933, as amended. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1–800–SEC–0330 for further information on the Public Reference Room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10–K, quarterly reports on Form 10–Q and current reports on Form 8–K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.horizonlines.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this Information Statement or our other securities filings and is not a part of this information statement.

Copies of any of the above referenced information (except certain exhibits to such information not specifically referenced herein) will also be made available, free of charge by writing or calling us at the following address or telephone number.

Corporate Secretary

Horizon Lines, Inc.

4064 Colony Road, Suite 200

Charlotte, North Carolina, 28211

(704) 973-7000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON LINES, INC.

Date: November 14, 2011	By:	/s/ Michael F. Zendan II
		Name:	Michael F. Zendan II
		Title:	Senior Vice President, General Counsel and Secretary